SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM SB-2/A-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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                        AMERICAN ACCESS TECHNOLOGIES INC.
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                 (Name of small business issuer in its charter)

                             Florida 3661 59-3410234
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(State of Incorporation) (Primary Standard Industrial (IRS Employer I.D. Number)
                             Classification Number)


         37 Skyline Drive, Suite 1101, Lake Mary FL 32746 (407) 333-1446
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          (Address and telephone number of principal executive offices)

         37 Skyline Drive, Suite 1101, Lake Mary FL 32746 (407) 333-1446
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                    (Address of principal place of business)

                             John Presley, President
                       American Access Technologies, Inc.
                          37 Skyline Drive, Suite 1101
                               Lake Mary, FL 32746
                                 (407) 333-1446
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            (Name, address and telephone number of agent for service)

                                   Copies to;
                           Joel Bernstein, Esq., P.A.
                            11900 Biscayne Blvd. #604
                                 Miami, FL 33181
                                 (305) 892-1122
                               Fax:(305) 892-0822


            Approximate date of proposed commencement of sale to the
                public: From time to time after the Registration
              Statement becomes effective. If any of the securities
                     being registered on this form are to be
            offered on a delayed or continuous basis pursuant to Rule
                 415 under the Securities Act of 1933, check the
                               following box. /X/

                         CALCULATION OF REGISTRATION FEE

================================================================================


----------------------------- --------------------- ------------------------ -------------------------- ----------------
Title of each class of        Amount of shares to   Proposed maximum offer   Proposed maximum           Amount of
securities to be registered   be registered         price per unit (1)       aggregate offering price   registration fee
----------------------------- --------------------- ------------------------ -------------------------- ----------------
Common stock                  5,085,404               $3.50                  $17,798,914                $4,698.91
----------------------------- --------------------- ------------------------ -------------------------- ----------------

(1) Estimated solely for purposes of calculating the registration fee based upon the average of the bid and asked price in the over the counter market on May 26, 2000.

            Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered such indeterminate number of additional shares of common stock as may be issuable upon the exercise of the common stock purchase warrants described herein pursuant to the anti-dilution provisions thereof.

            American Access hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Acts of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

[GRAPHIC OMITTED]

AMERICAN ACCESS
TECHNOLOGIES, INC.
Solutions To Open Office Architecture                           Public Offering
                                                                  Prospectus
                                                                January 9, 2002



                             American Access common
                             stock is traded on the
                          NASDAQ Small Cap Market under
                                 the symbol AATK

                         128,000 Shares of Common Stock


These shares of common stock are being offered by Crescent International Ltd., one of our current shareholders. We issued the shares, or reserved the shares for issuance, to Crescent in connection with investments made in American Access in May 2000.

The selling shareholder may sell the shares covered by this Prospectus on the Nasdaq Stock Market and in ordinary brokerage transactions, in negotiated transactions or otherwise, at prevailing market prices at the time of sale or at negotiated prices, and may engage a broker or a dealer to sell the shares. For additional information, you should refer to the Plan of Distribution section of this Prospectus. The selling shareholder may be deemed to be an underwriter within the meaning of the Securities Act in connection with the sale of its shares. We will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares.

--------------------------------------------------------------------------------

Investing in the common stock involves a high degree of risk. You should consider carefully the risk factors beginning on Page 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

PROSPECTUS SUMMARY


Our company

            American Access manufactures, develops and sells products that place telecommunications equipment in office buildings, hospitals, convention centers, schools, and any building in need of an efficient system to route information. Our zone cabling termination cabinets are used to house and mount telecommunications equipment in ceilings, floors and in modular office furniture. Cables and wires that allow computers, telephones and fax machines to work are also plugged into this cabinet, saving users over time up to 70% of the cost to install, move, add and change the office layout. Our wholly-owned subsidiary, Omega Metals, Inc. is a metal fabricating company with the capabilities for fine finish work, such as powder coating.

            Although on April 10, 2001 we signed an agreement to merge with DataWorld Solutions, Inc., a New York company that manufactures and distributes specialized electronic cable assemblies and other interconnection products, the agreement was terminated due to material adverse changes in DataWorld's business and other actions. We are seeking declaratory judgment that we were legally permitted to terminate the agreement.


RISK FACTORS

            Except for historical information, the information in this prospectus and in our SEC reports contains forward-looking statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this prospectus. The risks described below deserve your special consideration.

We have had a history of operating losses and this may continue to be the case

            We incurred net losses of approximately $2,034,000 in fiscal 2000 and $1,678,000 in fiscal 1999, as well as a net loss for the three months ended September 30 , 2001 of $172,672 as compared to a net loss of $545,181 for the quarter ended September 30,2000.Net loss for the nine months ended September 30, 2001 was $1,055,903, compared to a net loss of $1,146,110 for the nine months ended September 30, 2000. Our expenses are currently greater than our revenues. Our ability to operate profitably depends on increasing our sales and achieving sufficient gross profit margins. We cannot assure you that we will operate profitably.

We do not have financing commitments to meet our working capital needs, and if we are not successful in raising additional capital, we will not be able to maintain our business at current levels and expand our operations.

            We will require substantial additional capital including working capital to fund ongoing operating losses. We have no current commitment available for additional financing. If we fail to raise sufficient capital, we may be required to delay or abandon some of our planned future expansion or expenditures, which could have a material adverse affect on our growth and our ability to compete and generate profits for our stockholders, and could even result in a curtailment of ongoing operations.

Exercise of outstanding stock options and warrants will result in dilution

            We have a substantial number of stock warrants and options outstanding, each of which is exercisable to purchase one share of common stock. If all of the warrants and options are converted, the interest of holders of common stock would be subject to substantial dilution. At June 1, 2001, there were outstanding options and warrants to purchase 5,176,230 shares of our common stock On July 23, 2001, the Company issued 150,000 2-year warrants in connection with investment banking services provided to the Company with an exercise price of $1.25. Additionally, the Company pursuant to a settlement agreement in 1998 issued 40,000 3-year warrants to Steve Jones, a former officer/director. The exercise price is $1.13. On August 15, 2001, directors renewed the 2000 stock option plans for directors and officers/employees, issuing 840,000 options which was approved by shareholders at the annual meeting on December 21, 2001. From October 10-15, 2001 holders of outstanding stock purchase warrants, including employees, consultants and investment bankers, exercised 1,286,522 stock purchase warrants at $1.25, $1.65 and $2.25 per share. The Company has received $2,624,674.50 and issued 1,286,522 shares of its common stock


USE OF PROCEEDS

            The shares being sold with this prospectus are being sold by selling security holders. American Access will not receive the proceeds of any sales.


MARKET FOR SECURITIES

            American Access' common stock is traded on the Nasdaq Stock Exchange, under the symbol AATK. Prior to April 13, 1999, the company's common stock was traded in the over-the-counter market included in the NASD Electronic Bulletin Board under the symbol AATK.

            The following is the range of high and low closing prices for the company's common stock for the periods indicated:

                      High           Low          High           Low         High         Low
                         Year Ending                 Year Ending                 Year Ending
                      December 31, 1999           December 31, 2000           December 31, 2001
1st Quarter          $ 21.50       $ 17.25       $ 17.00       $ 5.75       $ 1.90       $ 0.813
2ndQuarter           $ 22.75       $ 17.5625     $ 13.25       $ 3.375      $ 2.00       $ 0.770
3rd Quarter          $ 18.875      $  6.00       $  9.50       $ 4.00       $ 1.48       $ 0.56
4th Quarter          $  8.25       $  4.25       $  5.00       $ 1.156      $ 3.92       $ 0.67

            The above represents inter-dealer quotations which do not include retail mark-ups, markdowns, or commissions, and do not necessarily represent actual transactions. About 6,200 investors were record holders of American Access common stock on October 22, 2001.


DIVIDEND POLICY

            American Access has not paid any dividends on its common stock, and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors intends to follow a policy of retaining earnings, if any, to finance the growth of the company. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including the company's earnings, financial condition, capital requirements and other factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION Overview

            American Access was formed in October 1996 to acquire the assets of Vic Murray and Associates, Inc. American Assets purchased VMA to obtain the pending patent for the Zone Cabling Termination Cabinet, which the company has since developed and marketed.

            Shortly after the acquisition of VMA, American Access decided to discontinue the operations and business activities of VMA, which was a manufacturer's representative of various products. Today, we develop, design, and manufacture products for the telecommunications industry. Our cabling cabinets store and efficiently distribute the wiring for computer, telephone, and television systems installed in office buildings, hospitals, schools, conventions centers, and any building that needs an efficient system to route information.

            In November 1998, American Access acquired Omega Metals, Inc., a precision sheet metal fabrication operation, which has and will continue to provide product prototyping, manufacturing, assembling and packaging operations to the company. Omega operates as a wholly owned subsidiary. The 67,500 sq. ft. plant is actually divided into two facilities, one that manufactures American Access products and one that houses all other manufacturing jobs.

            The company also acquired in August, 1999 the assets of Genco, Inc., a manufacturer of generator covers. In June 2000 we decided to no longer pursue Genco-related orders, earmarking the Genco manufacturing space for the manufacture of our proprietary zone cabling cabinets. Accordingly, we wrote off the remaining goodwill. A powder coating system was added at the expanded plant, to facilitate custom coating jobs for both our zone cabling cabinets and other metal fabricating projects.

            The company also in January 2000 entered into a letter agreement with Vulcan Microsystems, Inc. and Grovegate Capital LLC. for the creation of a joint venture, AATK.com LLC., in which Vulcan would contribute its expertise in building a state-of-the-art Business to Business e-commerce portal, which would facilitate the distribution of zone cabling products and other manufacturers' products used in telecommunications projects. Grovegate Capital was the investment banking firm that introduced the parties. The relationship deteriorated into litigation, and the company subsequently formed the subsidiary Zonecabling.com, Inc., hiring in-house Information Technology personnel to build the site, This subsidiary was incorporated May 4, 2000. We subsequently determined that marketing our products in this manner competed with our traditional marketing methods. Currently, this subsidiary is subject to a Management with Option to Purchase Agreement with a former shareholder and officer/director, signed March 27, 2001. Zonecabling.com's role is being re-evaluated. If the option to purchase the subsidiary is exercised before the expiration of the agreement on December 31, 2002, the Company would receive $500,000 under the terms of sale.

            A new awareness of the benefits of zone cabling in the telecommunications industry has prompted the company to negotiate private label agreements with established solutions providers. We are beginning to generate orders from the earlier agreements, and continue to seek new partners for private labeling. We are also actively pursuing inclusion in federal government projects through our distributors.

            On April 10, 2001 the company signed an Agreement and Plan of Merger with DataWorld Solutions, Inc., in Farmingdale, NY, subject to shareholder approval and other customary conditions. DataWorld shareholders would have received one share of American Access common stock for every four shares of DataWorld held. Additionally, two classes of DataWorld Preferred Stock would have been converted into American Access Preferred Stock, share for share, with substantially identical terms and conditions. The merger agreement was terminated in July 2001 because of substantial and material adverse changes to DataWorld's business, and other breaches of the merger agreement by DataWorld.

            The following discussion and analysis should be read in conjunction with a discussion about risk factors and the consolidated financial statements of the company, included elsewhere in this report.


RESULTS OF OPERATIONS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED WITH THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2000 And YEAR ENDED DECEMBER 31, 2000 COMPARED TO DECEMBER 1999

Revenues

            Revenues for the three months ended September 30, 2001 decreased by $247,068 or 24.1% to $776,870 as compared to $1,023,938 for the three months ended September 30, 2000. Revenues for the nine months ended September 30, 2001 decreased by $970,367 or 24.7 % to $2,950,994 as compared to $3,921,361 for the nine months ended September 30, 2000. This decrease in revenues is the result of fewer new projects pursuant to the economic downturn.

            Revenues for the year ended December 31, 2000 increased by $23,770 to $5,271,453 as compared to $5,247,683 for the year ended December 31, 1999. Sales of zone cabling termination cabinets increased by $491,047 and sales of formed metal decreased by $467,277 in 2000 compared to 1999. The decrease in formed metal sales is attributed to cancellations and fewer new projects pursuant to the slowdown of the economy


Costs and Expenses

            Direct costs represent costs incurred by the Company to have its products manufactured and assembled. These costs represent 58.9 % of revenues for the three months ended September 30, 2001 and 53.3 % of revenues for the three months ended September 30, 2000. Direct costs represent 52.8 % of revenues for the nine months ended September 30, 2001 and 50.2 % of revenues for the nine months ended September 30, 2000. The increase in direct cost percentage is related to smaller formed metal jobs produced in the past two quarters as compared to a year ago and a price decrease in the zone cabling products.

            Direct costs for the year ended December 31, 2000 represented 48.7% of revenues. For the year ended December 31, 1999 these costs represented 43.8% of revenues. The increase is due mainly to the generator enclosures built in 2000 over 1999. The margin on this item is much smaller than on zone cabling cabinets. With this business becoming less of a factor in our overall volume and zone cabling cabinets increasing, this percentage should drop.

            We issued 65,000 shares of common stock as stock-based compensation of approximately $124,000 to our outside counsel for legal services provided in conjunction with our Plan of Merger Agreement with DataWorld Solutions, Inc. The merger agreement was terminated in July 2001.

            Compensation and related benefits expenses increased by $309,935 to $1,444,437 for the year ended December 31, 2000. These costs totaled $1,134,502 for the year ended December 31, 1999. This increase is due primarily to the additions of a sales and marketing staff and of a full time Controller.

            Selling, General and Administrative expenses decreased by $401,159 to $658,255 for the three months ended September 30, 2001 as compared to $1,059,414 for the three months ended September 30, 2000. Selling, General and Administrative expenses decreased by $804,843 to $2,197,425 for nine months ended September 30, 2001 as compared to $3,002,268 for the nine months ended September 30, 2000. This decrease was the result of continued cost-cutting strategies implemented by management over the past nine months.

            Selling, general and administrative expenses for the year ended December 31, 2000 amounted to $2,392,467. This was a decrease of $309,238 from the December 31, 1999 amount of $2,701,705, which was the result of various cost-cutting measures.


Income (Loss) from Operations

            Loss from operations for the quarter ended September 30, 2001 was $402,910 as compared to a Loss of $581,685 for the quarter ended September 30, 2000, a decrease of $178,775. Loss from operations for the nine months ended September 30, 2001 was $1,078,224 as compared to a Loss of $1,047,938 for the nine months ended September 30, 2000, an increase of $30,286. The decreased Loss for the three months is the result of the cost saving in Selling, General and Administrative expenses. For the nine months, the slight increase is due primarily to the reduction in revenues.


            Loss from operations for the year ended December 31, 2000 decreased $149,794 to $1,353,653 as compared to $1,503,447 for the year ended December 31, 1999.


Net Income (Loss)

            Net loss for the quarter ended September 30, 2001 was $172,672 compared to $545,181 for the quarter ended September 30, 2000. Net loss for the nine months ended September 30, 2001 was $1,055,903 compared to $1,146,110 for the nine months ended September 30, 2000. A note receivable for which a reserve was taken in the quarter ended June 30, 2001, was repaid in full in October and the reserve was reversed in the quarter ended September 30, 2001.

            Net loss for the year ended December 31, 2000 increased $356,210 to $2,033,793 as compared to $1,677,583 for the year ended December 31, 1999.


LIQUIDITY AND CAPITAL RESOURCES

            The Company's operating activities utilized cash of $192,391 during the nine months ended September 30, 2001 as compared to utilizing cash of $901,905 during the nine months ended September 30, 2000.

            Net cash [used] by operating activities was [$1,195,401] and [$1,201,041] for the years ended December 31, 2000 and 1999 respectively. Net cash [used] by operating activities during the year ended December 31, 2000 primarily consisted of net losses, increases in accounts receivable, inventories and decrease in accounts payable, offset by depreciation, amortization, provision for uncollectible notes, loss on impairment of assets and warrants issued for services. Net cash [used] by operating activities during the year ended December 31, 1999 primarily consisted of net losses, increase in accounts receivable, inventories and prepaid expenses, offset by depreciation, amortization, common stock and warrants issued for services, realized/unrealized losses on investments and increase in accounts payable.

            Net cash provided [used] by investing activities for the year ended December 31, 2000 was [$6,417]. Funds received were from sale of investments and payment of notes receivable offset by increase in notes receivable and property and equipment acquisition. In the preceding year ended December 31, 1999, net cash provided by investing activities was $408,407. Funds provided mainly consisted of sales of investments of $1,791,871 less amounts used for the acquisition of property and equipment totaling $1,354,610.

            Net cash provided by financing activities was $887,657 for the year ended December 31, 2000, and $868,967 for the year ended December 31, 1999. In the year ended December 31, 2000, the company received proceeds of $1,573,885 from the sale of common stock and warrants. The company utilized $73,812 to repay a line of credit and $612,416 to acquire treasury stock. For the year ended December 31, 1999, the company received proceeds of $1,973,000 from the sale of common stock. The company utilized $222,190 to reduce the line of credit and $881,843 for the purchase of treasury stock.


Management's plans include the following:

            The Company has reworked its marketing plan to become an industry standard for zone cabling, not just an option to traditional cabling methods. Our marketing plan envisions a distribution chain that includes forging relationships with and ultimately selling our products to:

o Systems Providers (Original Equipment Manufacturers or OEMs) that buy and sell product and specify telecommunications systems to end-users. We have signed private label agreements with companies such as Tyco, Flexspace and others. Marketing through systems providers is much like selling tires to an automobile manufacturer, ensuring that the tire is incorporated into the design of the auto at the beginning, rather than setting up shop to sell tires to auto owners who are already driving cars with tires. For us, being specified as part of a whole telecommunications system at the pre-design phase is an important part of our sales effort, so we focus on getting the word out to OEMs about the benefits of zone cabling;

o           Distributors that stock, sell and finance product and whole systems.
            We work with Graybar, Anixter, and GE Supply, as well as other distributors that employ a sales force to support and sell product through contractors. Working closely with distributors ensures that their sales efforts are successful because their sales personnel understand why zone cabling products are important to a network;

o Contractors who install, test and guarantee the network systems they build for end-users. Contractors also work closely with the architects and Information Technology Systems Designers who need to know the benefits of zone cabling so it can be specified from the beginning of a project;

o End-users that can specify the most cost-efficient system available to them will want to hear the American Access zone cabling story from their architects, contractors, distributors or systems providers. Forging all of these relationships gives us the edge in education. The more you know about us, the more likely you are to buy the products we manufacture.

            As we build relationships on four levels, the products we manufacture can be sold to systems providers and distributors, who in turn sell to contractors or directly to the end-user. Because our products are an integral part of a telecommunications network, we market them for inclusion in those networks, not just as separate entities. Again, consider the tire manufacturer that broadens its sales success by selling tires to the automobile manufacturer for inclusion in the finished product. Our goal is to reach beyond the concept that our product is an alternative to traditional home run cabling and to make zone cabling the standard in the industry.

            Combined with growing orders by our established distributors, the recent private label agreements and pending orders with divisions of Tyco and others should increase our sales in 2002.

            The Company believes that it can acquire working capital through sale of additional securities, including exercise of outstanding warrants, private placement, or borrowings, including bank borrowing and private equity lines, in view of the nature of its customer base. From October 10-15, 2001 holders of outstanding stock purchase warrants, including employees, consultants and investment bankers, exercised 1,286,522 stock purchase warrants at $1.25, $1.65 and $2.25 per share. The Company has received $2,624,674.50 and issued 1,286,522 shares of its common stock

            Since our 67,500 sq. ft. plant is unencumbered, we also have the potential to mortgage it to raise capital. The company continues to be subject to a number of risk factors, including the uncertainty of market acceptance for its product line, the need for additional funds, competition, technological obsolescence and the difficulties faced by young companies in general.


OUR BUSINESS

Our background

            American Access founder, Victor E. Murray, began working in the electrical, cable and industrial supply business in 1945, forming strong relationships with electrical engineers, electrical contractors, municipalities, power companies and distribution companies, eventually opening his own company in 1977.

            Murray seized an opportunity to evaluate industry needs after the break-up of the AT&T monopoly, when thousands of technology, service and equipment companies began to develop revolutionary telecommunications products and services. Simultaneously, the computer industry rapidly evolved, creating even more opportunities.

            Murray decided to specialize in wire management for Voice, Data, Fiber Optic, CCTV and CATV applications. With the birth of new and revolutionary high speed telecommunications technology and equipment, wiring and wire management would become a critical part of telecommunications. American Access is gaining a reputation as an innovator in the field of wire management, having consulted on, designed and supplied product for a wide range of building projects.

            We acquired the assets of Omega Metals, Inc., in November 1998. Omega is a wholly-owned subsidiary that manufactures our zone cabling cabinets along with independent metal fabricating jobs.

            In August, 1999, we purchased the assets of Genco, Inc., a generator cover manufacturer. To make room for our growing zone cabling enclosure line, we are no longer soliciting jobs for Genco, and the remaining good will has been written off..

            In July 2000, American Access expanded its traditional marketing focus by establishing a Business to Business e-commerce site. We continue to focus our marketing efforts on our successful channel distribution, and we continue to discuss a concrete path for the future of the Internet site. On March 27, 2001 we entered into a Management Agreement with Option to Purchase Zonecabling.com with Bobby Story, a former shareholder/officer/director. Mr. Story is employed to manage the Business to Business e-commerce site with an option to purchase the subsidiary for $500,000. Mr. Story was issued 213,333 options to purchase the common stock of American Access with an exercise price of $2.25, as payment for managing the subsidiary, in addition to 25% of the net revenues, as defined, for the duration of the agreement. Prior to signing this agreement, the Company determined that marketing its products in this manner conflicted with its traditional channel distribution. Prior to Mr. Story's involvement, operation of the site was suspended pending re-evaluation of its potential. Mr. Story will evaluate the future of Zonecabling.com as an e-commerce site and implement a plan based on that evaluation.

            Our powder coating system has been operational since March 2000, and is expanding our customer base by allowing us to offer a state-of-the-art finish to metal fabricating jobs. Additionally, we have added a Strippit Machine and Vertical Milling Machine to assist in custom metal stamping.

            Negotiations for private label agreements continue to be a marketing niche that is growing in importance to us. We have partnered with industry trailblazers to bring zone cabling to the workplace. We modify our cabinets to our customers' specifications, and we label them and our standard cabinets for our customers' use. We have recognized another avenue under private labeling, and are negotiating with some large companies for Original Equipment Manufacturer status, whereby we produce related telecommunications products based on their designs and specifications.

            American Access has been approved as a vendor for government service contracts, through SmartNetworks. As an approved vendor, we will be assisting the government in purchasing our products for its applications on a federal level.

            Industry leaders are now addressing the need for new and faster cabling methods and equipment. These companies, industry associations and individual experts have joined together to create revolutionary standards. Companies such as Lucent Technologies, Sun Microsystems, Ortronics, AT&T, Krone, Belden, Siecor, Hubbell, Leviton Telcom, and American Access Technologies, Inc., are developing and introducing innovations in wire/cabling design and routing to provide efficient transmission of telecommunication signals into the zone in which it is needed. The method of zone cabling is called Open Office Architecture.

            Open Office Architecture is endorsed pursuant to Telecommunications Systems Bulletin 75, by the American National Standards Institute, the Telephone Industry Association and by the Electrical Industry Association. The purpose of this design is to locate the bundled cables closer to the individual workstations.

Termination of proposed merger with DataWorld Solutions, Inc and resulting litigation

            On July 19, 2001, American Access filed a complaint in the Florida court's, 18th Judicial Circuit, against DataWorld Solutions, Inc., of Farmingdale, New York, seeking a declaratory judgment that American Access was permitted to terminate its Agreement and Plan of Merger with DataWorld, entered into on April 10, 2001, and is not subject to a penalty for terminating said agreement. The termination was predicated on substantial and adverse material changes to DataWorld's business and other actions taken by DataWorld.


Background of our product development

            Until now, wire management systems have not evolved as rapidly as the telecommunications industry. Industry leaders began to realize that with the advent of technologically advanced equipment, systems, new methods of conveyance, and the demand for connection to the Internet the established methods of wiring and wire management were outdated.

            Telecommunication wiring originates outside the building and is routed into the building through either an underground, direct buried or aerial facility. The wiring is then distributed to each floor of a building through areas known as telecommunications closets. From the closets, all wiring is sorted and distributed as needed to all the workers' stations on that floor. Every workstation, where phones, computers and fax machines are located, is required to have two horizontal cables running from it to the telecommunications closet. This traditional method of wiring is called star topology. It provides very little flexibility when wires and cables need to be rerouted as additions or changes are made at a workstation.

            The telecommunications closet is located in a common area within each floor. The cables distributed from it could be as far as 295 ft. (90 meters) away from each workstation. For voice wiring, the maximum main cable length is 800 meters. This illustrates that a massive amount of wire is required for telecommunications. It is not unusual for a 40-story building to have 200-300 miles of wiring. To meet the many industry standards and regulations, the old method of cable distribution in an office environment requires very expensive modular furniture to help route the miles of wires. In some applications, even modular furniture may not meet industry guidelines. American Access products meet industry standards and are specially designed solutions to cabling problems.

            Today, we all rely on staying in touch. People communicate more with computers, phones and fax machines. To accommodate the growing telecommunications industry, more cables and wires must be run to carry voice, data, and video images faster, cheaper, cleaner, in longer runs, and using less space. At the same time, future additions and changes to a system must be considered. Old methods of wiring require that a new line of cable be run from the user's desk, or workstation, back to the telecommunications closet for each and every change. Our enclosure, the Zone Cabling Termination Cabinet, eliminates the need for those new lines by placing the telecommunications equipment close to the workstation and in an inconspicuous location.

            Zone cabling is used in open office areas, hotels, convention centers, entertainment and theme parks, hospitals, government buildings, schools, industrial complexes, data centers, banks, and any other area where a flexible cable layout is required to support a changing or growing network for communicating information.


AMERICAN ACCESS PRODUCTS

            The American Access product line capitalizes on the need for zone cabling solutions. Our cabinets provide efficiency and flexibility, and are the only fire-rated and Underwriter's Laboratories approved systems in the industry.

            In 1996, we consulted with many of the leading telecommunications specialists and engineers. All were in agreement. No one had developed a device that met all of the industry standards and could effectively and efficiently be used to house and route telecommunications cables and wires. However, some sort of device was absolutely required to complete the Open Office Architecture design. American Access researched and verified that no such enclosure existed. In fact, our research revealed that no one was even developing such a device.

            We designed an enclosure to house and distribute telecommunications wiring and equipment in buildings. This enclosure is called a Zone Cabling Termination Cabinet. We currently hold a patent for this cabinet that may be installed in the ceiling, above the ceiling, on or in the wall or in the floor structure. The ceiling unit fits into the suspended ceiling, providing easy access to the wires and cables running to each workstation. Less cable is used. Installation is easier and quicker, causing fewer disruptions and down time for office workers. The floor and modular furniture units provide the same solution as our ceiling unit installations. Our modular furniture unit is named EthoCom.

            We believe that our products are among only a few manufactured that can efficiently house telecommunications cables, distribute wiring to workstations, and store unused cabling until it is needed, while complying with all industry and government guidelines, standards and regulations. The cabinets can be used for all low voltage wiring systems, including voice, data, video, building controls, security, and fire/life/safety wiring systems. The cabinet was designed to accommodate all manufacturers' equipment.


Product application

            The zone cabling cabinet will reduce the amount of wire running from the workstation to the telecommunications closet. The wiring will now run from the workstation to our cabinet, which is readily accessible through the ceiling grid system, the floor, or through the modular furniture. The cabinet is designed to accommodate all of the newly developed Open Office Architecture wiring equipment. This ceiling enclosure is mounted in a standard 2ft. x 4ft. or 2ft. x 2 ft. ceiling grid system, but is physically attached to the building structure to support the weight of the equipment installed within the enclosure. The equipment is reached through a door that opens from below the ceiling for easy maintenance, installations and changes. The floor system is installed under raised floors with easy access. Modular office furniture is our most recent application, which we developed in conjunction with a special line of Herman

Miller furniture. Specially trained, highly-paid technicians will be required for far fewer hours to make those changes when any of our systems grow or are reconfigured. The new equipment just plugs in, creating less down time and less loss of productivity. Cables are easily re-routed and reused. Less cable is used, reducing the cost of materials and labor. Money is saved with the initial installation and when systems are changed.

            The cabinets make better use of telecommunications closets, reducing the mass of cables to be run throughout the building. Building owners are then provided more usable space that generates rent.


Product standards

            The standards, regulations and various industry association guidelines are very specific. They address the components of the product, the product itself, the installation, and every aspect that may affect the safety of people or property, including:

o wire and cable lengths and widths, the minimum and maximum allowed. For example, to wire for a telephone system, the maximum main cable length is 800 meters;

o      ability of the product to withstand heat and fire damage;

o markings. Each enclosure must be marked with the manufacturer's name, trademark, or other descriptive marking. An enclosure may also be designated with environmental ratings, such as rainproof, watertight, corrosion resistant and dust-tight;

o number of cables needed to run from the telecommunications closet to the workstation;

o      voltage and grounding concerns; and

o      the ability of the product to function as advertised.

            American Access believes its Zone Cabling Termination Cabinet is one of a handful of products that meets the standards and requirements of the telecommunications industry, including Building Industrial Consulting Services International, National Electric Code regulations NEC 300-22 B & C, American National Standards Institute/Telephone Industry Association/Electrical Industry Association publication 568 A, as well as the zone cabling guidelines as specified in the Telecommunications Systems Bulletin - TSB 75. This product was the first to be tested by Underwriters Laboratories for this application. Therefore, Underwriters Laboratories has assigned this product to a new category listing. This listing is identified as UL 1863, telecommunications cabinets. In conducting product tests, Underwriters Laboratories lists, classifies, or recognizes products for their ability to perform as designed. A UL listing is the highest category a product can achieve, implying that as tested, all components of the product work as expected. Our products achieved this highest level after testing.


MARKETING

            Our efforts indicate that the telecommunications industry is beginning to promote zone cabling as a means to distribute fiber and short runs of enhanced copper, which are used as a conductor for telecommunications signals from outside lines into buildings and to telephones, fax machines and computers. This new cabling architecture provides broader band width, which means increased Internet speeds, and reduces costs associated with moves, adds, and changes
(MACs) in an office setting.

            Although our previous marketing strategy had focused on "channel distribution" whereby distributors entered partnership programs to stock products in regional warehouses and to promote that product through the distribution channel, we have expanded this focus to include our own sales professionals who target key accounts at the design phase and who are building relationships with Original Equipment Manufacturers and Value Added Resellers that can include our products in the early phases of network design and implementation. . We have begun to participate as guest speakers in regional sales meetings for telecommunications network installers and in national conferences, such as the BICSI Winter Conference. By sharing our message with decision-makers in the industry, we believe recognition and acceptance for zone cabling will fuel our marketing efforts.

            Concurrently, Omega Metals and our powder coating process utilize two manufacturers' representatives, who are independent contractors, and who sell our products in the Eastern United States. Omega's vice president of sales coordinates the rep-driven system, and with our reps makes calls on the end users of metal fabrication. Some accounts, which have been developed in house, have been retained by Omega.

            We use several brochures to assist in marketing. These pieces range from one page to an eight page full color product and application brochure. We also maintain a World Wide Web site for the casual visitor, telecommunications expert, and the investor. All of these marketing/media materials provide company information, product information, engineering specifications, drawings, application for use, installation instruction, and features and benefits tailored to each individual market need. Additionally the World Wide Web site provides marketing support materials that can be downloaded and printed at individual locations throughout the world. Questions and answers can be transmitted via e-mail feedback capability, query analysis for tracking of inquiries, lead generation for the distributors, distribution of marketing materials to end-users not normally addressed by the individual distributors.

            The company participates in three or four trade shows per year.

            The end users of our products contract with specialized, Building Industry Consulting Services International (BICSI) Certified Registered Communications Distribution Designers (RCDD), qualified engineers and contracting firms. These specialists design, specify, purchase and install cabling of all types, switches and all other telecommunications equipment as required by the end user. All product purchases are made through authorized distributors with the exception of certain companies who can purchase extremely large quantities as a private label type product.

            We believe the market potential is enormous for new installation and for refurbishing existing Zone Cabling Termination Cabinets and that the partnering for private labeling and government sales will enhance our position in the industry.


Distribution and Sales

            American Access Technologies maintains authorized distributors that are providers of integrated cabling and network solutions that support business information and network infrastructure requirements. These distributors team with customers to implement network solutions by combining a variety of customized pre- and post-sale services and products from the world's leading manufacturers. Our authorized distributors include: Accutech, , Anixter, Best Communications, Branch Datacom, CED Electric, Coleman's, Communications Supply Corp., Core Data Comm, Energy Electric, Englewood Electric, GE Supply, Graybar, Hughes Supply, Kent Datacom, LiteComm Supply, Madison Electronics, Platt, RESOURCElectronics, Rexel/CCW, State Electric, Southern Distribution and WESCO Distribution.


Competition

            The markets for our products are highly competitive and subject to rapid change. These markets are sensitive to the introduction of new products and the enhancement of existing ones. Industry participants also aggressively market their products.

            Competitors may be developing technologies or products that may be similar or superior to ours. These competitors may have a better ability to market their products.

            In order to effectively compete, we need to make our business grow. By generating greater revenues, we will have the resources to develop new products in response to new technology. We will be able to meet customer demands, and to sell products in a broad distribution channel. We cannot assure that we will be able to grow sufficiently to compete effectively in this marketplace.


MANUFACTURING/OMEGA METALS, INC.

            We have developed all of our products utilizing computer assisted design drawings (CADD). Master copies of these drawings are safeguarded at the home office and certain copies are available to outsource firms. On November 12, 1998, we acquired all the outstanding common stock of Omega Metals, Inc.(Omega), in exchange for 226,470 shares of our common stock. Omega has been a contract manufacturer of various products used in the telecommunications industry.

            Omega is a precision sheet metal fabrication and assembly company located in Northeast Florida midway between Jacksonville and Gainesville. The company was established in 1981, serving a diverse client base of over 300, including engineering, technology and electronic companies, mostly in the Southeastern markets. Clients include CSX Railroad and the U.S. military.

            We operate from a 67,500 sq. ft. manufacturing facility situated on 8 1/2 acres of land that we own. The manufacturing process is run by a state-of-the-art computer control system. Manufacturing services include precision stamping, bending, assembling, painting and silk screening. Quality control at Omega Metals is based on the Department of Defense military standard MIL-1-45208A. Inspection equipment is strictly maintained to assure consistent quality.

            In March, 2000, our new powder coating system began operations. The powder coating system imparts the highest quality finish to fabricated metal. Diversified facilities and equipment allow Omega Metals, Inc. to handle a broad range of customer requirements. Strict attention to quality assures our customers of consistent production and conformity to their specific requirements.


            The manufacturing capability is not limited to only precision metal fabrication. On site state of the art high-tech surface coatings such as iridizing, powder coating, silk screening and specialized production painting are also available.


            Omega will continue to operate as a wholly owned subsidiary with sales and manufacturing intact. In 2000, a clean room powder-coating operation and expanded office space had been completed. Omega markets its services through two sales representatives who are independent contractors covering the Eastern United States. Omega's vice president of sales works in the field, calling on and developing accounts.


FUTURE PRODUCT DEVELOPMENT

            As we identified the specific product needs of the telecommunications industry, products were developed to meet these needs. The products assist equipment manufacturers in marketing their own products. We continue to customize our zone cabling termination cabinets to meet the needs of our customers. We are developing new enclosures that further streamline the cable path for fiber optic and copper wiring, including a space-saving 2' x 2' ceiling tile unit. There can be no assurance that any new products will be successfully developed or marketed.

INTELLECTUAL PROPERTY

            On September 24, 1996, we filed with the United States Department of Commerce, Patent and Trademark Office application for patent, pending No. 08785006, for Zone Cabling Termination Cabinet and Communications Cable Interconnection Apparatus and Associated Method for an Open Office Architecture. The utility patent application contained approximately 67 various claims associated with zone cabling techniques. On April 26, 1998, the Patent and Trademark Office approved the patent for the cabling termination cabinet. Patent No. 5,911,661 was issued on June 15, 1999. On June 5, 1998 we were informed that the patent was approved for a communication cable interconnection apparatus and associated method for Open Office Architecture. Patent No. 5,842,313 was issued on December 1, 1998. As a continuation of Patent No. 5,911,661, on September 5, 2000 Patent No. 6,112,483 was issued for Communications Cable Interconnection Apparatus and Associated Method for an Open Office Architecture.

            American Access has made a formal filing under the Patent Cooperation Treaty, Paris, France. The National Phase Entry is completed. The company has applied for and our Patent is pending for our Communications Cable Interconnection Apparatus and Associated Method for an Open Office Architecture in Australia, Canada, China, Europe, Mexico and Japan.


Competitors may copy our products

            Although we have received patents in the United States on aspects of our products, competitors may not be prevented from developing products substantially equivalent to ours. Patent litigation entails high costs and can take a long time. Therefore, our patent position may not prevent competition


GOVERNMENT REGULATION - INDUSTRY STANDARDS

            Our products and those in the telecommunications industry must meet governmental and industry standards. In the U.S., our products must comply with various regulations established by the Federal Communications Commission and Underwriters Laboratories, as well as standards established by Bell Communications research and local building codes. Our cabinet has been approved by Underwriters Laboratories for low voltage communications. It meets or exceeds the national electrical code requirements. We belong to trade organizations such as the Telecommunications Industry Association, International Association of Electrical Inspectors and Building Industrial Consulting Services International.


EMPLOYEES

            American Access is managed by working directors and key personnel at both its corporate headquarters in Lake Mary, Florida and its manufacturing site in Keystone Heights, Florida. Approximately 27 full-time employees staff American Access in management, sales, administration and production.

            Omega employs approximately 50 persons, including 5 in management, 2 in marketing and sales, 3 in engineering and 40 in production and distribution.


LITIGATION

            The federal litigation against the Company, precipitated by the fall of the price of common stock in August, 1999, was dismissed on June 4, 2001, based upon the Plaintiffs' failure to comply with the Court's prior Order to Show Cause. Plaintiffs on July 3, 2001 filed a Motion to Reopen the case, and we subsequently filed a Memorandum of Law in Opposition to Plaintiffs' Motion. On August 2, 2001, the judge denied the Plaintiff's motion to reopen, ruling that the case will remain closed. The suit was filed in United States District Court, Eastern District of New York, originally on September 22, 1999, and amended in February 2000. In March 2001, the judge ruled to move the case to federal district court in Orlando, Florida. Plaintiffs Rachel Bass, Yuri Gurarity, Sol Gingold, Don Nagy, Marilyn Lesser-Gale and John Guida alleged in the Amended Complaint that the defendants, primarily Capital International Security Group and its principals, Grovegate Capital Partners, LLC, and its principals, Bridge Bank and its principals and American Access Technologies, Inc., and its principals participated in a conspiracy to inflate the price of the Company's common stock for the purpose of allowing "insiders" to enrich themselves by selling personal holdings at the inflated price. Plaintiffs believed they were injured in an amount in excess of $30 million and sought treble their general damages and special compensatory damages with interest. The Company has consistently denied not only any wrongdoing, but most of the material factual allegations as well. The Company has paid for legal services as incurred, which includes the advancing of any legal fees for indemnification of defendants who are principals of the Company. Company defendants have signed Conflict Waivers and Undertaking to Repay Expenses for Defense for indemnification under Florida Statutes Section 607.0850(6).

            American Access Technologies, Inc., on September 14, 2000 was served as a defendant in a lawsuit filed by Vulcan Microsystems, Inc. in the Circuit Court of the Eleventh Judicial Circuit for Miami-Dade County Florida. Vulcan alleges that American Access breached the terms and committed other misdeeds in connection with the companies' letter of intent to establish a joint venture to engage in e-commerce. Vulcan is seeking in excess of $15,000 damages. American Access intends to vigorously defend its position and has filed a counterclaim against Vulcan to include damages in excess of $15,000. We allege that Vulcan breached the terms of the letter agreement and committed other misdeeds in connection with the joint venture.

            American Access at March 15 has filed suit in Seminole County Circuit Court, 18th Judicial Circuit, against McLean Ventures LLC, and personal guarantor Manuel Iglesias, for default in payment of a promissory note of $325,000, with accrued interest in excess of $36,000 at December 31, 2000. We are seeking full repayment of the note. The original promissor, Universal Beverages Holding Corp., Inc., assigned its obligations with written consent of the Company, after the Company filed a lawsuit for default of the original note of $500,000 plus accrued interest. Although McLean paid the accrued interest and a portion of the principal at assignment, its obligations were in default at October 31, 2000. This note is reserved for the full amount owed. McLean failed to answer our complaint, and we sought a default judgment against it, which was granted May 22, 2001. We are pursuing legal remedies to aid in collection of this judgment.


            On July 19, 2001, American Access filed a complaint in the Florida court's, 18th Judicial Circuit, against DataWorld Solutions, Inc., of Farmingdale, New York, seeking a declaratory judgment that American Access was permitted to terminate its Agreement and Plan of Merger with DataWorld, entered into on April 10, 2001, and is not subject to a penalty for terminating said agreement. The termination was predicated on substantial and adverse materal changes to DataWorld's business and other actions taken by DataWorld.

            The outcome of these lawsuits is uncertain at this time.


FACILITIES

            The company maintains offices at 37 Skyline Drive, Suite 1101, Lake Mary, FL 32746. The 10,472 square feet of office space is leased for 4 years, expiring May 30, 2003, at a rent of $10,384.73 per month. Management believes that the terms of its lease are at least as good as may be obtained from another party.

            Omega Metals operates from its 67,500 sq. ft. manufacturing facility situated on 8 1/2 acres of land that it owns in Keystone Heights, midway between Jacksonville and Gainesville.

MANAGEMENT

The directors and executive officers of the Company are as follows:

     Name                 Age         Position

     John Presley          62         President, Director
     Joe McGuire           43         Sec/Treasurer, Director
     Steve Robinson        53         Director
     Erik Wiisanen         55         Director, VP Marketing, Omega Metals, Inc.
     William Hadaway       56         Director
     William Boyd          43         Vice President

            JOHN PRESLEY. Director of the company since November 1998, and President since April 12, 1999, Presley is a graduate registered professional Engineer. He graduated from the University of Florida in January of 1961 with a BSME, and attended a number of colleges for graduate work. He worked in many industries as an engineer and manager before founding Omega metals in 1981. Omega became a wholly-owned subsidiary of American Access in November, 1998.

            JOSEPH MCGUIRE was hired by the Company on June 4, 2000. The Board of Directors appointed him Chief Financial Officer and Director on June 29, 2000. He has 13 years CFO experience, holding not only his CPA, but various Series licenses. He is a graduate of the University of Notre Dame. From 1998 until June 2000, he was Chief Financial Officer for Hirst Investment Management, Inc. From 1997 to 1998, CFO for MHR Fund Management; from 1995 to 1997, CFO for the Common Fund; from 1994 to 1995, CFO for Link Strategic Investors; and from 1989 to 1995, CFO for John Henry & Co., Inc. Prior to 1989, he held management positions with Dean Witter Reynolds, Paine Webber, Inc., and Price Waterhouse.

            ERIK WIISANEN, Vice-President-Marketing of Omega., was elected a director in December, 1999. He graduated from Cornell University in 1965. He worked in Banking as a Vice President of Barnett Bank until 1970 and was a representative for shipping interests until helping to found Omega Metals in 1981. He was co-founder and President of the Board of Directors for a private kindergarten. He has been vice president in charge of sales for Omega since 1981.

            STEVEN ROBINSON, director, is an original founder of American Access Technologies, Inc. He was appointed to the Board again in January 2001. He has an extensive background in sales, marketing and operations with several well-known local corporations. Since February 2001, he has served as President of IbidAmerica, Inc. He was instrumental in developing Network 2000 sales as a long-distance independent marketing/sales company for US Sprint. He is retired from the US Navy. While in the Navy, he specialized in logistics and supply management including federal government purchasing within DFARS regulations, contract management and inventory control. He is the founder and majority shareholder and currently president and CEO of a chemical manufacturing and marketing company. He also is the majority shareholder of a wireless digital phone services and products distributor.

            WILLIAM HADAWAY, director appointed in January 2001, is a 1965 graduate of the University of Buffalo with a B.S. degree in Accounting. He earned his CPA license from the University of the State of New York in 1967. In 1981 he was granted a CPA license from the Florida Institute of Certified Public Accountants. Hadaway has been a sole practitioner or partner in a public accounting firm since 1971. He has lectured on budgeting, cash management and taxes. Prior to establishing his own firm, Hadaway was employed by Lathan, Lumsden & McCorminck, the largest non-national CPA firm in Buffalo, NY., and by Fiddler & Co., CPA in western NY.

            WILLIAM BOYD, Vice President, has more than 10 years of telecommunications and cable distribution sales experience. He was Datacom Manager for GE Supply, Jacksonville, FL before joining American Access management in 2000. From September 1999 to December 1999 he was National Account Manager for Tyco/ADT, promoted from Systems Sales Executive with Tyco, a position he held since February 1996. Prior to jointing Amp, Boyd was Vice President of National Sales and Marketing for Cable Distribution Systems, Inc., from February 1992, and Government Accounts Manager for Holscher-Wernig, Inc. before its merger with Cable Distribution Systems.


EXECUTIVE COMPENSATION


SUMMARY COMPENSATION TABLE

            The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years and to any officer who earned $100,000 or more per year, (the "named executive officers").

------------------------- --------------- ------------------ --------------------- ----------------
Name and Position               Year      Total Income       Other Annual Bonus    Other Annual
                                                                                   Compensation
------------------------- --------------- ------------------ --------------------- ----------------
Victor E. Murray,                1998           $60,000             $30,000                -0-
President
------------------------- --------------- ------------------ --------------------- ----------------
John E. Presley,                 2000         $175,000                 -0-                 -0-
President                        1999         $175,000                 -0-                 -0-
------------------------- --------------- ------------------ --------------------- ----------------
Erik Wiisanen                    2000         $125,000                 -0-                 -0-
Vice President                   1999         $125,000                 -0-                 -0-
Omega Metals
------------------------- --------------- ------------------ --------------------- ----------------

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
(Individual Grants)

            The following information sets forth the individual grants of stock options and freestanding SARs to the Company's named executive officers in the fiscal year ended December 31, 2000.

------------------ -------------------------- --------------------------------- ----------- -----------------
Name               Number of Securities       Percent of Total Options/SARs     Exercise    Expiration Date
                   Underlying Options/SARs    Granted to Employees in Fiscal    Price
                   Granted                    Year
------------------ -------------------------- --------------------------------- ----------- -----------------
John Presley,      150,000                    37.5%                             $8.00       Jan. 10, 2005
President          160,000                    20.38%                            $5.67       Jan. 10, 2005
                   332,000                    21.12%                            $2.25       Dec. 05, 2005
------------------ -------------------------- --------------------------------- ----------- -----------------
Erik Wiisanen      155,000                    19.75%                            $5.67       Jan. 10, 2005
Vice President     111,870                      7.12%                           $2.25       Dec. 05, 2005
------------------ -------------------------- --------------------------------- ----------- -----------------

AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR and FY-END OPTIONS/SAR
VALUES

            The following table sets forth the number of stock options and freestanding SARs exercised by the named executive officers in the above table during the last completed fiscal year. No options were exercised in such year.

----------------------- ---------------- ---------- --------------------------- -----------------------------
Name                    Shares           Value      Number of Unexercised       Value of Unexercised
                        Acquired On      Realized   Securities Underlying       In-The-Money Options/SARs
                        Exercise                    Options/SARs at FY-End      At FY-End
----------------------- ---------------- ---------- --------------------------- -----------------------------

John Presley,           --0--            --0--      642,000                     --0--
President
----------------------- ---------------- ---------- --------------------------- -----------------------------
Erik Wiisanen           --0--            --0--      266,870                     --0--
Vice President, Omega
Metals
----------------------- ---------------- ---------- --------------------------- -----------------------------

            On April 9, 2001, Mr. Presley and Mr. Wiisanen entered into one-year employment agreements with the Company, whereby their salaries would remain at the current level and each was issued an additional 332,685 stock options at the exercise price of $2.25. Additionally, CFO Joseph McGuire entered into a one-year employment agreement on April 9, 2001 that includes compensation at his current salary and an additional 100,000 stock options.

            On December 21, 2001 shareholders at the annual meeting approved amendments to the Directors and Employees Stock Option Plans, implemented in 2000 and revised by the Board in August, 2001. Under the Employee Plan, Mr. Presley, Mr. Wiisanen and Mr. McGuire have each been granted 100,000 options at
1.00. Mr. Presley also has been granted 93,334 options under the Directors Plan. Mr. Wiisanen has been granted 88,333 under the Director's Plan, and Mr. McGuire 93,333 under the Directors Plan.


DIRECTOR COMPENSATION

            Directors are paid $500 for meetings attended at our corporate headquarters and $250 for telephonic meetings. All travel and lodging expenses associated with directors' meeting(s) are reimbursed by the company.

            On January 10, 2000, the Board of Directors voted to implement a 2000 Directors Stock Option Plan as incentive for continued and future service. Each director was awarded 50,000 options to purchase American Access stock at the January 10 closing price, automatically renewable each year on the anniversary date of the Board decision. Directors also are authorized to receive 10,000 options for serving as a Board committee chairman and 5,000 for serving as a member of a board committee.The plan was approved by shareholders at the 2000 annual meeting. The Board allocated 300,000 shares to the plan.


INDEMNIFICATION

Florida Business Corporation Act

            Subsection (1) of Section 607.0850 of the Florida Business Corporation Act empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

            Subsection (2) of Section 607.0850 of the BCA empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought, or any other court of competent jurisdiction, shall determine that despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

            BCA Section 607.0850 further provides that indemnification provided for by Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in the capacities set forth above, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.


Who we indemnify

            Article 4 of American Access Articles of Incorporation provides that the company shall indemnify those persons entitled to be indemnified, to the fullest extent permitted by law.

Indemnification against public policy

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            Erik Wiisanen, a director for American Access Technologies, Inc. and vice president of sales for Omega Metals, Inc. is the brother-in-law of John Presley, President and Director of American Access. Both men are founders of Omega Metals, our wholly-owned subsidiary.

            In May and June 2000, the Company authorized loans to three directors, who also are officer-employees of American Access or its subsidiaries, and who secured the loans with personal assets unrelated to these transactions. The secured loans were to enable these directors to cover margin calls precipitated by a drop in the price of the Company's common stock. On May 31,Director and Company President John Presley and Director Erik Wiisanen each executed a promissory note and security agreement for $75,000 and 60,000 respectively, payable to the Company on or before December 31, 2000, with interest at the rate of 10 percent paid in arrears. On June 8, 2000, Director and then-Chief Financial Officer Bobby Story executed two promissory notes and a security agreement for a total of $260,000, payable to the Company on or before December 31, 2000, with interest at the rate of 10 percent paid in arrears. Although the Company agreed to loan $260,000, ultimately only $200,000 was borrowed. In October 2000, Mr. Presley and Mr. Wiisanen executed additional promissory notes with identical terms for $10,000 each, payable to the Company on or before April 30, 2001. All of these notes were extended to June 30, 2001 by a vote of disinterested directors on January 14, 2001, in accordance with the Florida Business Corporation Act. Subsequently, on August 9, 2001 the three notes were extended to June 30, 2002. A reserve for collectibility in the amount of $221,278, including interest of $21,278, was taken on Mr. Story's note in the quarter ended June 30, 2001. On October 18, 2001 Mr. Story repaid to the Company the amount owed under the two promissory notes for $200,000 plus interest of $26,866.80 for a total of $226,866.80.

            The Company on June 14, 2000 loaned 197,600 share of restricted Treasury stock to then Officer and Director Bobby Story to cover a margin call. This loan was also secured with personal assets. The shares were to be returned to the company at the earlier of the date the common stock price reaches $15 or June 14, 2001. The shares were returned to the Company on March 30, 2001. This transaction was approved by disinterested directors in accordance with the Florida Business Corporation Act

            On March 27, 2001 the Company entered into a Management and Option to Purchase Agreement pursuant to the operation of its subsidiary Zonecabling.com, Inc. with Mr. Bobby Story, stockholder and former director/ officer. Mr. Story is employed to manage the Business to Business e-commerce site with an option to purchase the subsidiary for $500,000 until December 31, 2002. Mr. Story was issued 213,333 options to purchase the common stock of American Access with an exercise price of $2.25, for managing the subsidiary.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

            The following table sets forth, as of October 30, 2001, the beneficial ownership, direct or indirect, of American Access common stock, based upon 5,886,869 shares outstanding, with each beneficial owner's percentage calculated separately as if fully diluted, by:

o the only persons who own of record or are known to own, beneficially, more than 5% of the company's common stock;

o      each director and executive officer of the company; and

o      all directors and officers as a group.


------------------------------------ -------------------------------------------
                                     COMMON STOCK
------------------------------------ -------------------------------------------
NAME AND ADDRESS                     Number of Shares       PERCENT OF CLASS
------------------------------------ ---------------------- --------------------
John Presley                             1,431,254(1)             19.98%
6689 Shands Road
Keystone Heights, FL 32656
------------------------------------ ---------------------- --------------------
Erik Wiisanen                             906,123(1)              13.65%
6689 Shands Road
Keystone Heights, FL 32656
------------------------------------ ---------------------- --------------------
Joseph McGuire                            410,333(1)               6.58%
37 Skyline Drive
Lake Mary, Florida 32746
------------------------------------ ---------------------- --------------------
Bobby Story                               409,159(1)               6.54%
164 Golf Club Dr.
Longwood, FL 32779
------------------------------------ ---------------------- --------------------
Steve Robinson                            118,000(1)               1.99%
1401 Horizon Court
Orlando, Florida 32809
------------------------------------ ---------------------- --------------------

------------------------------------ ---------------------- --------------------
William Hadaway                            95,000(1)               1.60%
340 Crown Oak Center Dr.
Longwood, Florida 32750
------------------------------------ ---------------------- --------------------
William Boyd                              170,000(1)               2.83%
6689 Shands Road
Keystone Heights, FL  32656
------------------------------------ ---------------------- --------------------
M.S. Farrell, Inc.                        495,910(1)               7.82%
67 Wall Street
New York, New York 10005
------------------------------------ ---------------------- --------------------
All directors and officers as a         3,130,710                36.02%
group ( 6 persons)
------------------------------------ ---------------------- --------------------

Based upon 5,846,869 shares issued at October 31, 2001
         *less than 2%

(1) Includes options or warrants to purchase common stock as follows:


NAME                       $7  warrants    $8 warrants    $22 warrants     $5.67 options   $2.25 warrants  $1 options
John Presley                       *         150,000         150,000          160,000         664,685        193,334
Joseph McGuire                     *               *               *           50,000         150,000        193,333
Erik Wiisanen                      *               *               *          155,000         444,555        193,333
Bobby E. Story                     *         100,000         100,000          160,000         109,159              *
William Boyd                       *               *               *           20,000          75,000         75,000
William Hadaway                    *               *               *                *          30,000         65,000
Steve Robinson                     *               *               *                *          15,000         60,000
Crescent International       128,000               *               *                *               *               *
Ltd.


-------------- ----------- ---------- ------------- -------------- ---------- ----------- ----------------
NAME           $2.25       $4.75      $5.6119       $6.00          $10.00     $11         $25 warrants
               warrants    warrants   warrants      warrants       warrants   warrants
-------------- ----------- ---------- ------------- -------------- ---------- ----------- ----------------
M.S. Farrell   82,000      100,000    10,160        100,000        100,000    100,000     3,750
-------------- ----------- ---------- ------------- -------------- ---------- ----------- ----------------


DESCRIPTION OF SECURITIES

Common stock

            American Access is authorized to issue 30,000,000 shares of common stock with $.001 par value. The holders of the common stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to stockholders. The company anticipates that any earnings will be retained for use in its business for the foreseeable future. Upon liquidation, dissolution, or winding up of the company, the holders of the common stock are entitled to receive the net assets held by the company after distributions to the creditors. The holders of common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of common stock and the shares offered hereby will not be subject to further call or redemption and will be fully paid and non-assessable.


Preferred Stock

            The Board of Directors has the authority to cause American Access to issue without any further vote or action by the stockholders, up to 1,000,000 shares of preferred stock, in one or more series, and to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting right, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control. No shares of preferred stock are currently outstanding.


SELLING SHAREHOLDER

            In May of 2000 we entered into a Stock Purchase Agreement with Crescent International Ltd., a Bermuda-based investment company. Under the Stock Purchase Agreement, we can, at our option from time to time, require Crescent International Ltd. to purchase shares of the Company's Common Stock at prices determined in accordance with a formula, up to a maximum amount of $15,000,000. However, we may not require Crescent to purchase shares if, after giving effect to the purchase, Crescent would beneficially own more than 9.9% of our outstanding shares.

            Upon execution of the Stock Purchase Agreement Crescent purchased 406,278 shares of Common Stock at a purchase price of $1,900,000. As provided in the Stock Purchase Agreement, the purchase price was determined by applying 92% to the average of the lowest three consecutive bid prices during the preceding 22 trading days.

            The shares that remained available under the Stock Purchase Agreement, with an aggregate purchase price of $13,100,000, were to be issued by the Company in maximum increments of $1,150,000 at minimum 22-day intervals for a period that ended in November 2001 (maximum of $20,000 increments if the closing bid price of out common stock does not equal or exceed $6.00 on each of the seven trading days immediately preceding the issuance date). The ability of the Company to issue shares under the Stock Purchase Agreement is subject to a number of conditions (none of which are within the control of Crescent), including requirements that (i) the average daily trading value of the Common Stock for the 22 days preceding the issuance must be $600,000 or more, and (ii) the resale of the shares must have been registered under the Securities Act of 1933. The purchase price per share for these issuances is determined by the same formula as the original draws, applying 92% to the average of the lowest three consecutive bid prices during the 22 trading days immediately preceding the issuance. However, because some or all of these conditions were not subsequently met, no additional shares were issued to Crescent under the Agreement and the agreement has expired.

            As part of the transaction, the Company also issued two warrants to Crescent. The Early Put Warrant was a warrant to purchase an indeterminate number of shares at an exercise price of $.01 per share. The number of shares is determined by reference to the market price of the Company's Common Stock on the date the registration statement of which this Prospectus is a part is declared effective, as compared to $4.6766 per share, the purchase price for the shares acquired by Crescent in May 2000. Because the market price on the date this Registration Statement first became effective exceeded $4.6766 per share, no shares were issuable upon exercise of the warrant. The purpose of this Warrant was to protect Crescent against decreases in the market value of the shares between the dates the shares were acquired and the date the Registration Statement was declared effective, although it remained subject to liquidity risks associated with the relatively low trading volume of the Company's Common

Stock, and risks of bankruptcy or insolvency due to the Company's history of operating losses. If the market price of the Company's Common Stock had fallen below $4.6766 on the date the Registration Statement was declared effective, the effect of this Warrant would be dilutive to existing shareholders, as it would involve the issuance of shares of Common Stock at $.01 per share, provided that the issuance did not increase Crescent's beneficial ownership of the Company's Common Stock above 9.9% at the time of issuance.

            The Incentive Warrant is a warrant to purchase up to 128,000 shares at an exercise price of $7.0149 per share. This exercise price is subject to adjustment under certain circumstances in the event of stock splits, stock dividends, recapitalizations, reclassifications, and similar events.

            The Company is also required to register the resale of all of the shares issuable under the Stock Purchase Agreement, including the shares issuable upon exercise of the Incentive Warrant, and to keep the Registration Statement effective for a period of six months after the agreement with Crescent ends. The Company is filing this amendment because the initial Registration Statement became stale in August 2001. Pursuant to Crescent's Registration Rights, the Company is required to pay to Crescent liquidated damages of $82,454.66 for failing to keep the Registration Statement effective prior to this amendment. Crescent liquidated its stock position in October and November 2001, by selling under Rule 144 of the Securities Act of 1933. Liquidated damages are calculated based on the dates of sale of securities.

            The Company had no prior dealings with Crescent International Ltd. Crescent has also advised us that at the time the Shares were acquired it had no understandings or arrangements to dispose of the Shares.

            The following table sets forth certain information as of December 10, 2001, regarding the ownership of the common stock by the selling shareholder and as adjusted to give effect to the sale of the shares offered in this prospectus.


----------------------------------------- ---------------------- --------------------------- -------------------------
Name                                      Shares                 Shares which may            Number of
                                          owned prior            be offered under            shares to be
                                          to this                this prospectus             owned after
                                          offering                                           the offering
----------------------------------------- ---------------------- --------------------------- -------------------------
Crescent International Ltd. at            -0-                    128,000 (1)                 -0-
12-10-2001
----------------------------------------- ---------------------- --------------------------- -------------------------

         The Selling Shareholder and its officers and directors have not held any positions or office or had any other material relationship with the Company or any of its affiliates within the past three years.

--------------------------------------------------------------------------------


PLAN OF DISTRIBUTION

            The shares of common stock are being offered on behalf of the selling shareholder, and we will not receive any proceeds from the offering. The shares of common stock may be sold or distributed from time to time by the selling shareholder, or by pledgees, donees or transferees of, or other successors in interest to, the selling shareholder, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agent or may acquire such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be subject to change. The sale of the shares of common stock may be effected through one or more of the following methods: (i) ordinary brokers' transactions; (ii) transactions involving cross or block trades or otherwise on the NASDAQ Stock Market; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;
(iv) "at the market" to or through market makers or into established trading markets, including direct sales to purchasers or sales effected through agents; and (v) any combination of the foregoing, or by any other legally available means. The selling shareholder also may enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of common stock, which shares of common stock may be resold thereafter pursuant to this prospectus. We cannot be certain that all or any of the shares of common stock will be sold by the selling shareholder.

         Brokers, dealers, underwriters or agents participating in the sale of the shares of common stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholder and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation to a particular broker-dealer may be less than or in excess of customary commissions). The selling shareholder and any broker-dealers or other persons who act in connection with the sale of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of such shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the selling shareholder can presently estimate the amount of such compensation. The Company knows of no existing arrangements between the selling shareholder and any other shareholders, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

         The selling shareholder and any other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling shareholder or any other such persons. The foregoing may affect the marketability of the common stock. We will pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, other than any commissions or discounts of underwriters, broker-dealers or agents. We and the selling shareholder have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


--------------------------------------------------------------------------------

LEGAL MATTERS

            The validity of the securities offered hereby is being passed upon for the company by Joel Bernstein, Esq. P.A., Miami, Florida.


EXPERTS

            The financial statements appearing in this Prospectus and Registration Statement have been audited by Rachlin Cohen & Holtz, CPA's, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Additional information

o For further information with respect to American Access and the securities hereby offered, reference is made to the exhibits filed as part of this registration statement, which may be inspected and copied at the public reference facilities of the commission in Washington D.C.,

o and copies of such material can be obtained from the Public Reference Section of the Commission, 450 5th Street, N.W., Washington, D.C. 20549, at prescribed rates and

o      are available on the World Wide Web at : http://www.sec.gov.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                              PAGE
                                                                              ----
   Consolidated Balance Sheets September 30, 2001 Unaudited                   F-2

   Consolidated Statements of Operations September 30, 2001 (Unaudited)       F-3

   Consolidated Statements of Cash Flows September 30, 2001 (Unaudited)       F-4

   Notes to Financial Statements September 30, 2001 (Unaudited)            F-5 - F-8




REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                            F-9


CONSOLIDATED FINANCIAL STATEMENTS

   Consolidated Balance Sheet DECEMBER 31, 2000                               F-10

   ConsolidatedS tatements of Operations DECEMBER 31, 2000                    F-11

   Consolidated Statements of Stockholders' Equity DECEMBER 31, 2000          F-12

   Consolidated Statements of Cash Flows DECEMBER 31, 2000                    F-13

   Consolidated Notes to Financial Statements DECEMBER 31, 2000           F-14 - F-35


              AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                   Unaudited

                                    ASSETS

                                                                                September 30, 2001    December 31, 2000
                                                                               -----------------------------------------
Current Assets:
           Cash and cash equivalents                                                 $   183,207       $   399,948
           Accounts receivable, net of allowance of $75,000 and $62,400, respectively    870,494         1,011,712
           Notes receivable,directors and stockholders,including accrued interest        421,222           393,988
           Inventories                                                                   666,082           781,718
           Prepaid expenses and other current assets                                       8,232            41,271
                                                                               ------------------------------------
                     Total current assets                                              2,149,237         2,628,637

           Property, Plant and Equipment                                               2,951,493         3,193,043
           Patent Costs                                                                   71,301            73,992
           Web Site Development Costs                                                      6,150            24,615
           Other Assets                                                                   13,075            13,075
                                                                               ------------------------------------

                     Total assets                                                    $ 5,191,256       $ 5,933,362
                                                                               ====================================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
           Accounts payable                                                          $   409,407       $   325,632
           Accrued expenses                                                               73,918            86,696
           Capital lease obligation-current portion                                       45,055            40,414
                                                                               ------------------------------------
                     Total current liabilities                                           528,380           452,742
                                                                               ------------------------------------

Long-Term Liabilities:
           Capital lease obligation, net of current portion                              169,569           203,965
                                                                               ------------------------------------
Commitments, Contingencies, Other Matters and Subsequent Events                                                  -

Stockholders' Equity:
           Common stock, $.001 par value;  authorized 30,000,000
                     shares; issued 4,530,347 and 4,740,948 shares, respectively           4,530             4,741
           Additional paid-in capital                                                 10,924,133        11,174,677
           Deficit                                                                    (6,435,086)       (5,379,183)
                                                                               ------------------------------------
                                                                                       4,493,577         5,800,235

           Treasury stock, 0 and 79,500 common shares at cost                                  -          (288,660)
           Stock subscription receivable, net of allowance of  $2,712,000                   (270)             (270)
           Treasury stock receivable                                                           -          (234,650)
                                                                               ------------------------------------

                     Total stockholders' equity                                        4,493,307         5,276,655
                                                                               ------------------------------------

                     Total liabilities and stockholders' equity                      $ 5,191,256       $ 5,933,362
                                                                               ====================================

           See notes to condensed consolidated financial statements.

              AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                   Unaudited

                                                         Nine Months      Nine Months       Three Months      Three Months
                                                            Ended           Ended              Ended              Ended
                                                        September 30,    September 30,      September 30,     September 30,
                                                            2001              2000               2001             2000
                                                      ----------------------------------------------------------------------
Net Sales
              Formed metal                               $ 2,026,549       $ 2,606,290       $   579,504       $   765,020
              Zone cabling termination cabinet               924,445         1,315,071           197,366           258,918
                                                      ----------------------------------------------------------------------
                                                           2,950,994         3,921,361           776,870         1,023,938
                                                      ----------------------------------------------------------------------

Costs and Expenses:
              Cost of sales                                1,558,523         1,967,031           458,276           546,209
              Selling, general and administrative          2,197,425         3,002,268           658,255         1,059,414
              Stock-based compensation                       273,270              --              63,249              --
                                                      ----------------------------------------------------------------------
                                                           4,029,218         4,969,299         1,179,780         1,605,623
                                                      ----------------------------------------------------------------------

              Loss Before Other Income (Expense)          (1,078,224)       (1,047,938)         (402,910)         (581,685)
                                                      ----------------------------------------------------------------------

Other Income (Expense)
              Interest income                                 29,218            52,003             9,492            24,191
              Interest expense                               (25,307)           (1,739)           (8,074)              (41)
              Other income                                    18,410            51,564             7,542            12,354
              Provision for doubtful loan receivable,
                related party                                   --                --             221,278              --
              Abandoned joint venture                           --            (200,000)             --                --
                                                      ----------------------------------------------------------------------
                                                              22,321           (98,172)          230,238            36,504
                                                      ----------------------------------------------------------------------

Net Loss                                                 $(1,055,903)      $(1,146,110)      $  (172,672)      $  (545,181)
                                                      ======================================================================

Basic and Diluted Net Loss Per Common Share              $     (0.23)      $     (0.25)      $     (0.04)      $     (0.11)
                                                      ======================================================================

              See notes to condensed consolidated financial statements.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    Unaudited

                                                                                 Nine Months          Nine Months
                                                                                     Ended                 Ended
                                                                              September 30, 2001   September 30, 2000
                                                                            -------------------------------------------
Cash Flows From Operating Activities:
     Net Loss                                                                     $(1,055,903)          $(1,146,110)
     Adjustments to reconcile net loss to net cash
        used in operating activities:
             Depreciation and amortization                                            266,587               341,769
             Warrants and common stock issued for services                            273,270                  --
             Decrease (Increase) in Operating Assets:
                  Accounts receivable                                                 141,217               227,675
                  Accrued interest receivable                                         (27,235)               30,962
                  Inventories                                                         115,636              (158,198)
                  Prepaid expenses and other assets                                    33,040               (21,958)
             Increase (Decrease) in Operating Liabilities:
                  Accounts payable and accrued expenses                                60,997               (34,651)
                  Compensation due to officers/directors/stockholders                    --                 (66,394)
                  Retirement plan payable                                                --                 (75,000)
                                                                            -------------------------------------------

             Net Cash Used in Operating Activities                                   (192,391)             (901,905)
                                                                            -------------------------------------------

Cash Flows From Investing Activities:
     Proceeds from sale of investments                                                   --                 833,344
     Acquisition of property and equipment (net of sales and retirement)               (3,879)             (516,221)
     Decrease in note receivable                                                         --                 175,000
     Loans to officers                                                                   --                (320,000)
     Purchase of domain name                                                             --                   2,494
     Costs for building under construction                                               --                (125,000)
                                                                            -------------------------------------------

             Net Cash Provided by (Used in) Investing Activities                       (3,879)               49,617
                                                                            -------------------------------------------

Cash Flows From Financing Activities:
     Acquisition of treasury stock                                                       --                (609,146)
     Proceeds from issuance of common stock                                             9,284             1,584,156
     Payments on loans and capital lease obligations                                  (29,755)              (83,812)
     Increase in note payable                                                            --                 115,000
                                                                            -------------------------------------------

             Net Cash Provided by (Used In) Financing Activities                      (20,471)            1,006,198
                                                                            -------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                              $  (216,741)          $   153,910
                                                                            -------------------------------------------
Cash and Cash Equivalents, Beginning                                              $   399,948           $   714,109
                                                                            -------------------------------------------

Cash and Cash Equivalents, Ending                                                 $   183,207           $   868,019
                                                                            ===========================================


Supplemental Disclosure of Cash Flow Information:
     Cash paid for interest                                                       $    25,307           $     1,739
                                                                            ===========================================

             See notes to condensed consolidated financial statements.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 Unaudited

1.   Basis of Presentation

The accompanying unaudited consolidated condensed financial statements at September 30, 2001 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of financial position as of September 30, 2001 and results of operations for the nine and three months respectively ended September 30, 2001 and 2000. All adjustments are of a normal recurring nature. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year. The statements should be read in conjunction with the consolidated financial statements and footnotes thereto for the year ended December 31, 2000 included in the Company's Form 10-KSB.

2.  Nature of Business and Summary of Significant Accounting Policies.

BUSINESS

American Access Technologies, Inc. manufactures patented zone cabling enclosures for the telecommunications industry, enabling businesses and government to Move, Add, and Change copper and fiber optic cabling to keep pace with changes in high-speed communications networks. Our ceiling and raised floor cabinets, our systems furniture panels, and our new wireless solution can save up to 70% of the cost to reconfigure office and school data centers and networks by eliminating excessive wiring and rewiring in traditional home run arrangements.

Our wholly-owned subsidiary, Omega Metals, Inc., continues to manufacture zone cabling cabinets along with other metal fabricating jobs, ensuring quality and cost control. The ability to powder coat metals is available at our plant. We also have the ability to punch and stamp metal.

Our subsidiary AATK.com, LLC, on September 28, 2001 was administratively dissolved by the Florida Department of State. The subsidiary was created on February 2, 2000, as a joint venture with Vulcan Microsystems, Inc., and Grovegate Capital, LLC to create a Business-to-Business e-commerce portal. We owned 76%, Vulcan owned 19% and Grovegate owned 5% of the joint venture. The relationship with Vulcan ended in litigation. Because we believed the concept was viable, we built our own web presence with an in-house technology team, and Zonecabling.com, Inc. was incorporated as a subsidiary on May 4, 2000. We subsequently determined that marketing our products in this manner competed with our traditional marketing methods. Currently, this subsidiary is subject to a Management with Option to Purchase Agreement with a former shareholder and officer/director, signed March 27, 2001. Zonecabling.com's role is being re-evaluated and the terms of the Agreement are being renegotiated. The agreement ends December 31, 2002.

We have expanded our proprietary line of products, and have entered into private labeling agreements with several manufacturers, for which we custom design products to their specifications, serving as an Original Equipment Manufacturer, or label our standard and modified products to suit these customers' needs. Most recently, we added a wireless solution to our line, originally developed for the University of Florida, but which has generated great interest in the commercial marketplace. In October 2001, a major solutions provider placed a substantial order for the wireless units, with expectations of future orders.

American Access has been approved as a vendor for government services contracts. As an approved vendor, we will be able to sell our products for network applications at the federal level. Through one of our private label partners, we sub-contracted to manufacture a key component in a secured telecommunications unit ordered for rush delivery by the Pentagon to be installed during renovations after the recent tragedy. We also participated as the sub-contractor in the manufacture of a chemical warfare detector used by the U.S. Army.

We were invited to join the Telecommunications Industry Association, and have committed to working on its subcommittees that study zone cabling solutions. The TIA sets telecommunications industry standards.

We also are creating an Advisory Board of accomplished professionals in the telecommunications and other related industries. Advisory board members will assist us in evaluating joint ventures, pending and future private label agreements, and possible future acquisitions and mergers. Members may also review public relations and marketing materials, make presentations, introduce the Company's zone cabling products to help establish a niche in the marketplace, suggest improvements to business procedures, and advise the Company on products, industry customs and trends.

NET LOSS PER COMMON SHARE

The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" which requires the presentation of both basic and diluted earnings (loss) per share.

Basic net loss per common share has been computed based upon the weighted average number of shares of common stock outstanding during the periods. Diluted loss per share has not been presented, as it would be anti-dilutive. The computation of earnings per share is reflected in the following schedule:

Computation of Net Loss       Nine Months ended   Nine Months ended   Three Months ended  Three Months ended
Per Common Share                Sept. 30, 2001      Sept. 30, 2000      Sept. 30, 2001      Sept. 30, 2000
                                --------------      --------------      --------------      --------------
Net Income (Loss)                $(1,055,903)        $(1,146,110)        $  (172,672)        $  (545,181)

Total Weighted Average
Number of Common Shares
and Equivalents                    4,630,480           4,509,526           4,530,347           4,740,947
                                 -----------         -----------         -----------         -----------

Net Loss per Common Share        $     (0.23)        $     (0.25)        $     (0.04)        $     (0.11)
                                 -----------         -----------         -----------         -----------

NOTES RECEIVABLE RELATED PARTY

         In May and June 2000, the Company authorized loans to three directors, who also were officer-employees of American Access or its subsidiaries, and who secured the loans with personal assets unrelated to these transactions. The secured loans were to enable these directors to cover margin calls precipitated by a drop in the price of the Company's common stock. On May 31, 2000 Director and Company President John Presley and Director Erik Wiisanen each executed a promissory note and security agreement for $75,000 and $60,000 respectively, payable to the Company on or before December 31, 2000, with interest at the rate of 10 percent paid in arrears. On June 8, 2000, Director and Chief Financial Officer Bobby Story executed two promissory notes and a security agreement for a total of $200,000, payable to the Company on or before December 31, 2000, with interest at the rate of 10 percent paid in arrears. In October 2000, Mr. Presley and Mr. Wiisanen executed additional promissory notes with identical terms for $10,000 each, payable to the Company on or before April 30, 2001. All three notes were extended to June 30, 2001and subsequently to June 30, 2002. An allowance for doubtful collectibility was recorded on the full principal and interest owed by Mr. Story ($221,278). However, on October 18, 2001, Mr. Story repaid his note for $226,866.80, which includes 26,866.80 interest to date. The reserve for collectibility was reversed in the third quarter. These transactions were approved by disinterested directors in accordance with the Florida Business Corporation Act.

STOCK-BASED COMPENSATION

Common Stock

On August 1, 2001 the Company entered into an agreement for investment banking services with Kirlin Securities. We agreed to pay Kirlin $5,000 of common stock a month, the amount of shares due, to be recalculated quarterly, for one year, payable at the beginning of each three-month period. The Company registered 60,000 shares of common stock on an SB-2 that became effective October 10, 2001, in anticipation of payments to be made for the life of the contract. The Company issued payment of 15,000 shares on October 12, 2001.

Options

On August 15, 2001, directors renewed the 2000 stock option plans for directors and officers/employees, issuing 840,000 options pending approval for changes by stockholders at the next annual meeting. The purpose of the Plan is to advance the interests of the Company and its shareholders by providing a means to attract, retain and reward employees (including employees who may be directors and officers), independent contractors and consultants of the Company and its subsidiaries with an added incentive to provide their services to the Company and to induce them to exert their maximum efforts towards the Company's success.

 Warrants

On July 23, 2001, the Company issued 150,000 2-year warrants in connection with investment banking services provided to the Company with an exercise price of $1.25. Additionally, the Company pursuant to a settlement agreement in 1998 issued 40,000 3-year warrants to Steve Jones, a former officer/director. The exercise price is $1.13.

The granting of warrants or stock to consultants resulted in a charge to stock based compensation in the amount of approximately $63,000 in the third quarter 2001 representing the fair value of the 400,000 warrants issued in 2000, which were and are being amortized in 2000 and 2001 and 404,435 warrants issued in the first nine months of 2001, which are being amortized in 2001 and 2002.


Fair Value Disclosures

Had compensation cost for the 765,370 stock options issued to officers/directors in the second quarter and additional 840,000 stock options issued in the third quarter, pending shareholder approval, been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's net loss and loss per share would have been as follows:

                            Nine Months Ended September 30, 2001            Three Months Ended September 30, 2001
                            ------------------------------------            -------------------------------------
Net Loss:
   As reported                         $(1,055,903)                                    $  (172,672)
                                       ===========                                     ===========
   Pro forma                           $(1,747,579)                                    $  (750,806)
                                       ===========                                     ===========

Loss Per Share:
   Basic:
      As reported                            (0.23)                                    $     (0.04)
                                       ===========                                     ===========
      Pro forma                              (0.38)                                    $     (0.17)
                                       ===========                                     ===========

The Company used the Black-Scholes option pricing model to determine the fair value of grants made in the three months ended September 30,2001. The following assumptions were applied in determining the pro forma compensation cost:

                            Nine Months Ended September 30, 2001            Three Months Ended September 30, 2001
                            --------------------------------------          -------------------------------------

Risk Free Interest Rate                        5.5%                                             5.5%

Expected Dividend Yield                         --                                               --

Expected Option Life                1.0 - 2.5 years                                  1.0 - 2.5 years

Expected Stock Price Volatility         122% - 133%                                       126% - 133%


3. Contingencies and Commitment


LEGAL PROCEEDINGS

The federal litigation against the Company, precipitated by the fall of the price of common stock in August, 1999, was dismissed on June 4, 2001, based upon the Plaintiffs' failure to comply with the Court's prior Order to Show Cause. Plaintiffs on July 3, 2001 filed a Motion to Reopen the case, and we subsequently filed a Memorandum of Law in Opposition to Plaintiffs' Motion. On August 2, 2001, the judge denied the Plaintiff's motion to reopen, ruling that the case will remain closed. The suit was filed in United States District Court, Eastern District of New York, originally on September 22, 1999, and amended in February 2000. In March 2001, the judge ruled to move the case to federal district court in Orlando, Florida. Plaintiffs Rachel Bass, Yuri Gurarity, Sol Gingold, Don Nagy, Marilyn Lesser-Gale and John Guida alleged in the Amended Complaint that the defendants, primarily Capital International Security Group and its principals, Grovegate Capital Partners, LLC, and its principals, Bridge Bank and its principals and American Access Technologies, Inc., and its principals participated in a conspiracy to inflate the price of the Company's common stock for the purpose of allowing "insiders" to enrich themselves by selling personal holdings at the inflated price. Plaintiffs believed they were injured in an amount in excess of $30 million and sought treble their general damages and special compensatory damages with interest. The Company has consistently denied not only any wrongdoing, but most of the material factual allegations as well. The Company has paid for legal services as incurred, which includes the advancing of any legal fees for indemnification of defendants who are principals of the Company. Company defendants have signed Conflict Waivers and Undertaking to Repay Expenses for Defense for indemnification under Florida Statutes Section 607.0850(6).

American Access Technologies, Inc. on September 14, 2000 was served as a defendant in a lawsuit filed by Vulcan Microsystems, Inc., in the Circuit Court of the Eleventh Judicial Circuit for Miami-Dade County Florida. Vulcan alleges that American Access breached the terms and committed other misdeeds in connection with the companies' letter of intent to establish a joint venture to engage in e-commerce. Vulcan is seeking in excess of $15,000 damages. American

Access intends to vigorously defend its position and has filed a counterclaim against Vulcan and its principals Eric Gray and Bill Wetmore to include damages in excess of $15,000. We allege that Vulcan, Gray and Wetmore breached the terms of the letter agreement and committed other misdeeds in connection with the joint venture.

American Access at March 15 has filed suit in Seminole County Circuit Court, 18th Judicial Circuit, against McLean Ventures LLC, and personal guarantor Manuel Iglesias, for default in payment of a promissory note of $325,000, with accrued interest in excess of $36,000 at December 31, 2000. We are seeking full repayment of the note. The original promissor, Universal Beverages Holding Corp., Inc., assigned its obligations with written consent of the Company, after the Company filed a lawsuit for default of the original note of $500,000 plus accrued interest. Although McLean paid the accrued interest and a portion of the principal at assignment, its obligations were in default at October 31, 2000. This note is reserved for the full amount owed. We sought and received a default judgment in the case against McLean and the guarantor, and are currently taking all legal avenues toward perfecting that judgment

On April 10, 2001, American Access Technologies, Inc. entered into an Agreement and Plan of Merger with DataWorld Solutions, Inc., of Farmingdale, New York, in which our newly incorporated subsidiary, Dolphin Acquisition Corp., a corporation registered in Delaware, was to have been merged into DataWorld, with DataWorld the surviving subsidiary. Subsequent to signing the agreement, DataWorld suffered material adverse effects to its business condition, which we believe so prejudiced the terms of the merger against our shareholders that we terminated the agreement on July 2, 2001. We filed for declaratory judgment in Seminole County Circuit Court, 18th District, seeking a ruling that we were privileged to terminate the agreement under its terms. Subsequently, DataWorld countersued for $500,000, the termination payment specified in the agreement, payable under limited circumstances. We do not believe that DataWorld is entitled to the termination payment. We asked for leave to amend our complaint, and we are seeking general damages in excess of $15,000 from DataWorld for breach of contract.


SUBSEQUENT EVENTS

From October 10-12, 2001, a total of 1,286,522 stock purchase warrants at $1.25, $1.65 and $2.25 were exercised by employees, outside consultants, and former affiliates, for net proceeds to the Company of $2,624,675.

On October 18, 2001 Bobby Story repaid to the Company two promissory notes for $200,000 plus interest of $26,866.80 for a total of $226,866.80. On June 8,
2000, then-Director and Chief Financial Officer Bobby Story executed two promissory notes and a security agreement, payable to the Company on or before December 31, 2000, with interest at the rate of 10 percent paid in arrears. The notes were extended to June 30, 2001 and subsequently to June 30, 2002. An allowance for doubtful collectibility was recorded on the full principal and interest owed by Mr. Story ($221,278) at June 30, 2001, but that allowance was reversed in the third quarter 2001.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------

Board of Directors and Stockholders
American Access Technologies, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of American Access Technologies, Inc. and Subsidiaries as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Access Technologies, Inc. and Subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

As more fully discussed in Note 2 to the consolidated financial statements, the Company is subject to certain risks and other matters.

                            RACHLIN COHEN & HOLTZ LLP

Fort Lauderdale, Florida
March 2, 2001, Except for the
last sentence of the last paragraph
of Note 3, as to which the date is
March 30, 2001

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 2000


                                     ASSETS
Current Assets:
   Cash and cash equivalents                                                        $    399,948
   Accounts receivable, net of allowance of $62,400                                    1,011,712
   Notes receivable, directors and stockholders, including accrued interest              393,988
   Note receivable, other, net of allowance of $361,562                                       --
   Inventories                                                                           781,718
   Prepaid expenses and other current assets                                              41,271
                                                                                    ------------
         Total current assets                                                          2,628,637

Property, Plant and Equipment                                                          3,193,043

Patent Costs                                                                              73,992

Web Site Development Costs                                                                24,615

Other Assets                                                                              13,075
                                                                                    ------------

         Total assets                                                               $  5,933,362
                                                                                    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                                                 $    325,632
   Accrued expenses                                                                       86,696
   Capital lease obligation current portion                                               40,414
                                                                                    ------------
         Total current liabilities                                                       452,742
                                                                                    ------------

Long-Term Liabilities:
   Capital lease obligation, net of current portion                                      203,965
                                                                                    ------------

Commitments, Contingencies, Other Matters and Subsequent Events                             --

Stockholders' Equity:
   Series A 10% Senior Convertible Preferred stock, $.001 par value; authorized
      1,000,000 shares; issued and  outstanding 0 shares                                    --
   Common stock, $.001 par value; authorized 30,000,000 shares;
      issued 4,740,947 shares                                                              4,741
   Additional paid-in capital                                                         11,174,677
   Deficit                                                                            (5,379,183)
                                                                                    ------------
                                                                                       5,800,235

   Treasury stock, 79,500 common shares at cost                                         (288,660)
   Stock subscription receivable, net of allowance of approximately $2,712,000              (270)
   Treasury stock receivable                                                            (234,650)
                                                                                    ------------
         Total stockholders' equity                                                    5,276,655
                                                                                    ------------

         Total liabilities and stockholders' equity                                 $  5,933,362
                                                                                    ============



                See notes to consolidated financial Statements.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 2000 AND 1999




                                                               2000            1999
                                                               ----            ----
Net Sales

    Formed metal                                           $ 3,415,564      $ 3,882,841
    Zone cabling termination cabinet                         1,855,889        1,364,842
                                                           -----------      -----------
                                                             5,271,453        5,247,683
                                                           -----------      -----------

Costs and Expenses:
    Cost of sales                                            2,566,837        2,298,923
    Selling, general and administrative                      2,392,467        2,701,705
    Compensation and related benefits                        1,444,437        1,134,502
    Stock-based compensation                                   221,365          616,000
                                                           -----------      -----------
                                                             6,625,106        6,751,130
                                                           -----------      -----------

Loss Before Other Income (Expense)                          (1,353,653)      (1,503,447)
                                                           -----------      -----------
Other Income (Expense):
    Interest income                                             72,945          250,822
    Other income                                                34,915           77,794
    Realized and unrealized gain (loss) on investments          13,064         (199,962)
    Abandoned joint venture                                   (182,736)            --
    Write-off of goodwill                                     (254,803)            --
    Provision for doubtful note receivable                    (361,562)            --
    Abandoned project development costs                           --           (352,531)
    Interest expense                                            (1,963)         (19,259)
                                                           -----------      -----------
                                                              (680,140)        (243,136)
                                                           -----------      -----------

Loss before Income Taxes                                    (2,033,793)      (1,746,583)

Income Tax (Benefit)                                              --            (69,000)
                                                           -----------      -----------

Net Loss                                                   $(2,033,793)     $(1,677,583)
                                                           ===========      ===========

Basic Net Loss Per Common Share                            $      (.45)     $      (.65)*
                                                           ===========      ===========

Weighted Average Common Shares Outstanding                   4,540,847        3,638,983
                                                           ===========      ===========
*Restated

                See notes to consolidated financial statements.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                Series A                                            Additional
                                                             Preferred Stock                    Common Stock          Paid-in
                                                            Shares      Amount               Shares     Amount        Capital

Balance, December 31, 1998                                  50,000    $  5,000,000       3,256,470   $      3,256   $  1,512,634

Year Ended December 31, 1999:
   Purchase of 136,100 shares of treasury stock               --              --              --             --             --
   Issuance of common stock for services                      --              --             9,000              9        179,991
   Conversion of preferred stock to common
      stock, including dividends                           (39,400)     (3,940,000)        289,981            290      4,131,146
   Purchase of Genco assets                                   --              --            22,163             22        443,234
   Warrants granted for services                              --              --              --             --          436,000
   Exercise of warrants:
      Cash                                                    --              --           246,625            247      1,972,753
      Notes receivable, net of allowance                      --              --           270,000            270           --
   Dividend related to beneficial conversion
      feature of preferred stock                              --              --              --             --          468,750
   Net loss                                                   --              --              --             --             --
                                                      ------------    ------------    ------------   ------------   ------------

Balance, December 31, 1999                                  10,600       1,060,000       4,094,239          4,094      9,144,508

Year Ended December 31, 2000:
   Note receivable arising from loan of 197,600               --              --              --             --             --
      shares treasury stock, at cost
   Allowance for note receivable to reduce to                 --              --              --             --         (970,949)
      estimated fair value of treasury stock loaned
   Purchase of 141,000 shares of treasury stock               --              --              --             --             --
   Issuance of common stock for domain name                   --              --             2,420              3          9,997
   Conversion of preferred stock to common
      stock, including dividends                           (10,600)     (1,060,000)        215,533            216      1,196,299
   Warrants granted for services                              --              --              --             --          221,365
   Exercise of warrants:
      Cash                                                    --              --             5,000              5         39,995
      Cashless transaction                                    --              --            17,475             17            (17)
   Sale of common stock in private placement,                 --
      net of related costs                                    --              --           406,280            406      1,533,479
   Net loss                                                   --              --              --             --             --
                                                      ------------    ------------    ------------   ------------   ------------

Balance, December 31, 2000                                    --      $       --         4,740,947   $      4,741   $ 11,174,677
                                                      ============    ============    ============   ============   ============

[restubbed table]

                                                                                         Stock         Treasury
                                                                       Treasury        Subscription      Stock
                                                         Deficit         Stock          Receivable     Receivable        Total

Balance, December 31, 1998                            $   (871,106)   $       --      $       --      $       --      $  5,644,784

Year Ended December 31, 1999:
   Purchase of 136,100 shares of treasury stock               --          (881,843)           --              --          (881,843)
   Issuance of common stock for services                      --              --              --              --           180,000
   Conversion of preferred stock to common
      stock, including dividends                          (191,436)           --              --              --              --
   Purchase of Genco assets                                   --              --              --              --           443,256
   Warrants granted for services                              --              --              --              --           436,000
   Exercise of warrants:
      Cash                                                    --              --              --              --         1,973,000
      Notes receivable, net of allowance                      --              --              (270)           --              --
   Dividend related to beneficial conversion
      feature of preferred stock                          (468,750)           --              --              --              --
   Net loss                                             (1,677,583)           --              --              --        (1,677,583)
                                                      ------------    ------------    ------------    ------------    ------------

Balance, December 31, 1999                              (3,208,875)       (881,843)           (270)           --         6,117,614

Year Ended December 31, 2000:
   Note receivable arising from loan of 197,600               --         1,205,599            --        (1,205,599)           --
      shares treasury stock, at cost
   Allowance for note receivable to reduce to                 --              --              --           970,949            --
      estimated fair value of treasury stock loaned
   Purchase of 141,000 shares of treasury stock               --          (612,416)           --              --          (612,416)
   Issuance of common stock for domain name                   --              --              --              --            10,000
   Conversion of preferred stock to common
      stock, including dividends                          (136,515)           --              --              --              --
   Warrants granted for services                              --              --              --              --           221,365
   Exercise of warrants:
      Cash                                                    --              --              --              --            40,000
      Cashless transaction                                    --              --              --              --              --
   Sale of common stock in private placement,
      net of related costs                                    --              --              --              --         1,533,885
   Net loss                                             (2,033,793)           --              --              --        (2,033,793)
                                                      ------------    ------------    ------------    ------------    ------------

Balance, December 31, 2000                            $ (5,379,183)   $   (288,660)   $       (270)   $   (234,650)   $  5,276,655
                                                      ============    ============    ============    ============    ============

                See notes to consolidated financial statements.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                                       2000             1999
                                                                                       ----             ----
Cash Flows from Operating Activities:
   Net loss                                                                        $(2,033,793)     $(1,677,583)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization                                                    423,161          299,164
      Warrants issued for services                                                     221,365          616,000
      Realized and unrealized (gains) losses on investments                            (13,064)         199,962
      Provision for doubtful accounts                                                   30,922           89,000
      Deferred income taxes                                                               --            (69,000)
      Provision for doubtful notes receivable                                          361,562             --
      Write-off of goodwill                                                            254,804             --
      Changes in operating assets and liabilities:
      (Increase) decrease in:
         Accounts receivable                                                           (27,721)        (403,697)
         Inventories                                                                  (211,124)        (273,154)
         Prepaid expenses and other assets                                             (16,654)         (87,456)
      Increase (decrease) in accounts payable and accrued expenses                    (184,859)         105,723
                                                                                   -----------      -----------
            Net cash used in operating activities                                   (1,195,401)      (1,201,041)
                                                                                   -----------      -----------

Cash Flows from Investing Activities:
   Proceeds from sale of investments                                                   846,408        1,791,871
   Proceeds from payments on notes receivable                                          250,000             --
   Increase in notes receivable and accrued interest                                  (419,935)            --
   Acquisition of property and equipment                                              (667,872)      (1,354,610)
   Patent costs                                                                        (15,018)         (28,854)
                                                                                   -----------      -----------
                  Net cash provided by (used in) investing activities                   (6,417)         408,407
                                                                                   -----------      -----------

Cash Flows from Financing Activities:
   Proceeds from exercise of warrants                                                   40,000        1,973,000
   Proceeds from sale of common stock, net of related costs                          1,533,885             --
   Proceeds (repayments) from line of credit                                           (73,812)        (222,190)
   Acquisition of treasury stock                                                      (612,416)        (881,843)
                                                                                   -----------      -----------
                  Net cash provided by financing activities                            887,657          868,967
                                                                                   -----------      -----------

Net Increase (Decrease) in Cash and Cash Equivalents                                  (314,161)          76,333

Cash and Cash Equivalents, Beginning                                                   714,109          637,776
                                                                                   -----------      -----------

Cash and Cash Equivalents, Ending                                                    $ 399,948      $   714,109
                                                                                   ===========      ===========


                See notes to consolidated financial statements.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2000 AND 1999




NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization and Capitalization

             American Access Technologies, Inc. ("Company") was incorporated on October 21, 1996, under the laws of the State of Florida. The Company's Articles of Incorporation, as amended on November 25, 1996, authorizes the Company to issue and have outstanding at any one time 10,000,000 shares of common stock, par value $.001 per share and 1,000,000 shares of preferred stock, par value $.001 per share.

             On October 2, 1998, the previously amended Articles of Incorporation were further amended to provide for the issuance of 60,000 shares of Series A 10% Senior Convertible Preferred stock. The amendment provided, among other things, that the holders of the Series A Preferred stock shall be entitled to voting rights equal to the votes that would be cast by the holders of the number of shares of common stock into which the Series A Preferred stock could be converted immediately prior to the taking of such votes, including any shares which would be issuable in payment of accrued and unpaid dividends.

             During November, 1998, the Company completed a $5,000,000 private placement of 50,000 shares of its Series A 10% Senior Convertible Preferred Stock, par value of $.001 per share, at $100.00 per share (See Note 12). During 1999, holders of the Series A Preferred stock converted 39,400 of the Series A Preferred shares into 289,981 common shares. During January 2000, the remaining 10,600 shares of Series A Preferred were converted into 215,534 shares of common stock.

             On February 14, 2001, the Articles of Incorporation were further amended increasing the shares of common stock authorized from 10,000,000 to 30,000,000 shares. This amendment has been reflected retroactively in these consolidated financial statements.

         Business

             The Company develops specialized products for the telecommunications industry. The Company has introduced its first proprietary product, a Zone Cabling Termination Cabinet ("Product") which is manufactured and distributed to the telecommunications industry. The Product is a device that is used in voice, computer and data transmission systems throughout the world.

             Omega Metals, Inc. ("Omega"), a wholly-owned subsidiary of the Company, shears and molds metal and manufactures metal-formed products for customers principally in Florida and Georgia.

             Zonecabling.com, Inc., a wholly-owned subsidiary, incorporated on May 4, 2000, is developing a Business-to-Business e-commence portal.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Business (Continued)

             AATK.com, LLC was incorporated February 2, 2000 pursuant to a joint venture agreement. The Company owns 76% of AATK.com which is inactive inasmuch as the joint venture has been dissolved and is the subject of pending litigation (see Note 15).

         Principles of Consolidation

             The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

         Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. Those estimates subject to potential change in the near term include allowances for doubtful accounts and notes receivable.

         Revenue Recognition

             The Company recognizes revenue from product sales at the time the product is shipped to the customer.

         Concentrations of Credit Risk

             Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable.

             Cash and Cash Equivalents

                The Company maintains deposit balances at financial institutions that, from time to time, may exceed federally insured limits. At December 31, 2000, the Company had deposits in excess of federally insured limits of approximately $147,000. The Company maintains its cash with high quality financial institutions, which the Company believes limits these risks.

                In addition, the Company maintains an investment account with a financial institution which is not insured by the FDIC. These funds, which were invested primarily in money market instruments at December 31, 2000, may be subject to insurance by SPIC, Securities Investor Protection Corporation, subject to various limitations. At December 31, 2000, $1,108 was held in this account.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Concentrations of Credit Risk (Continued)

             Accounts Receivable

                The Company does business and extends credit based on an evaluation of the customers' financial condition generally without requiring collateral. Exposure to losses on receivables is expected to vary by customer due to the financial condition of each customer. The Company monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.

         Cash and Cash Equivalents

             The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         Inventories

             Inventories are stated at the lower of cost or market, with cost determined using an average cost method. Inventory costs for finished goods and work-in-process include material, labor, production overhead, and outside services.

         Property, Plant and Equipment

             Property, plant and equipment are recorded at cost and depreciated, using the straight-line method, over the estimated useful lives of the assets. Gain or loss on disposition of assets is recognized currently. Repairs and maintenance are charged to expense as incurred. Major replacements and betterments are capitalized and depreciated over the remaining useful lives of the assets.

         Patents

             The Company has capitalized certain incremental costs incurred related to acquiring three patents on the Company's products. In each of the years 1998, 1999 and 2000, a patent was finalized and issued by the United States Patent Department. The Company then began amortizing the cost of each patent over the patent's life, 18 years. Another patent is still pending at December 31, 2000 and, therefore, amortization of this patent has not commenced.

         Product Development Costs

             Costs in connection with the development of the Company's product are comprised of design, production, consulting and other related professional fees. These costs are charged to expense as incurred.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Advertising

             Advertising costs are charged to expense as incurred. Advertising costs incurred for the year ended December 31, 2000 and 1999 were approximately $33,000 and $43,000, respectively.

         Income Taxes

             The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets for temporary differences, operating loss carryforwards, and tax credit carryforwards existing at the date of the financial statements. An effective tax rate of 37% was used to calculate the deferred income taxes.

             A temporary difference is a difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the asset is recovered or the liability is settled. Deferred taxes represent the future tax return consequences of these differences.

         Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of

             The Company accounts for long-lived assets in accordance with the provision of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

         Recent Accounting Pronouncements

             In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of the gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. On June 30, 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133."

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Recent Accounting Pronouncements (Continued)

             In June, 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging
             Activities." SFAS No. 133 as amended by SFAS No. 137 and 138 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

             Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of this standard on January 1, 2001 to affect its financial statements.

             In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides guidance for revenue recognition under certain circumstances. The Staff Accounting Bulletin was effective during the fourth quarter of 2000, and did not have an effect on the Company's consolidated results of operations, financial position and cash flows.

         Reclassifications

             Certain amounts in prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

NOTE 2.  SUMMARY OF CERTAIN RISKS AND OTHER MATTERS

         Profitability and Liquidity

             As of December 31, 2000, the Company reflected stockholders' equity of approximately $5,277,000. However, the Company has incurred net losses of approximately $2,034,000 in 2000 and $1,678,000 in 1999, and has an accumulated deficit balance of approximately $5,379,000 at December 31, 2000. The Company's ability to achieve sustained profitable operations is dependent on continuing to achieve sales growth through expansion of sales and marketing efforts. Management believes that cash flows from operations and additional financing available from other sources will be sufficient to fund operations. There is no assurance that such events will occur.

         Significant Related Party Transactions

             In 1999, 2000 and continuing into 2001, the Company has entered into several significant related party transactions with current and former officers and directors. See Notes 3, 5 and 20 for further information regarding these transactions.

         Pending Litigation

             The Company is involved in certain pending litigation concerning which it can not predict the outcome with any certainty (see Note
             15).

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 3.  NOTES RECEIVABLE, DIRECTORS AND STOCKHOLDERS

         Notes Receivable in Exchange for Cash

             In May and June 2000, the Company authorized loans to three directors, who also are officers of American Access or its subsidiaries, and who collateralized the loans with personal assets unrelated to these transactions. The collateralized loans were to enable these directors to cover margin calls precipitated by a drop in the price of the Company's common stock. On May 31, 2000, two directors (one of whom is the Company's president) each executed a promissory note and security agreement for $75,000 and $60,000 respectively, payable on or before December 31, 2000, with interest at 10%. On June 8, 2000, a former Director and Chief Financial Officer executed two promissory notes and a security agreement for a total of $260,000, payable on or before December 31, 2000, with interest at 10%. Although the Company agreed to loan $260,000, ultimately only $200,000 was borrowed. In October 2000, the two directors executed additional promissory notes with identical terms for $10,000 each, payable on or before April 30, 2001. All of these notes have been extended to June 30, 2001 by a vote of disinterested directors on January 14, 2001, in accordance with the Florida Business Corporation Act.

             In addition, the Company loaned $20,000 to a stockholder pursuant to a note receivable, interest at 10%, principal due December 31, 2001.

                                                                                             Accrued/
                                                                         Principal           Unpaid
                                                                          Balance            Interest         Total
                                                                          -------            --------         -----

             Officer/Directors/Stockholders                               $155,000           $  7,710        $162,710
             Former Officer/Director and
               Other Stockholders                                          220,000             11,278         231,278
                                                                          --------            -------        --------
                                                                          $375,000            $18,988        $393,988
                                                                          ========            =======        ========

         Notes Receivable in Exchange for Shares Held in Treasury

               On June 14, 2000, the Company loaned 197,600 shares of treasury stock to the former Director and Chief Financial Officer to cover a margin call on the Company's common stock. This loan is secured with personal assets. The shares are to be returned to the Company at the earlier of the date the common stock price reaches $15 or June 30, 2001. This transaction was approved by disinterested directors in accordance with the Florida Business Corporation Act. This note receivable is reflected as a separate component of stockholders' equity, treasury stock receivable, and has been reduced from the original cost of the treasury stock to the estimated fair value of this stock at December 31, 2000 ($1.1875 per share). On March 30, 2001, the shares were returned to the Company.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 4.  NOTES RECEIVABLE, OTHER

         The Company has instituted litigation against the debtor and personal guarantor for default in payment of a promissory note of $325,000, with accrued interest in excess of approximately $36,000 at December 31, 2000. The original promissor assigned its obligations with written consent of the Company, after the Company filed a lawsuit for default of the original note of $500,000 plus 15% interest, of which approximately $63,000 was unpaid at December 31, 1999. Although the debtor paid an initial cash payment of $250,000, its obligations of $325,000 plus $36,562 in interest were in default at October 31, 2000. The Company is attempting to negotiate a settlement agreement with the debtor and the note's guarantor. An allowance for doubtful collectibility of the total outstanding principal balance, as well as all accrued interest, has been recorded as of December 31, 2000.

NOTE 5.  STOCK SUBSCRIPTION RECEIVABLE

         During June, 1999, an individual affiliated with the investment banking firm involved in the Company's registration as a public company, exercised options to purchase 270,000 shares of Company common stock at $8.00 per share for a total of $2,160,000. The Company accepted as payment for these shares three notes receivable totaling $2,160,000. The notes receivable, as amended, are due on December 31, 2001, and bear interest at 10%. The Company can require the notes be paid in full sooner if the Company stock price equals or exceeds $35 (the market price of the Company's common stock was $1.1875 at December 31, 2000).

         The Company has recorded the exercise of these warrants, net of an allowance, by increasing common stock outstanding and increasing stock subscriptions receivable, a separate component of stockholders' equity. The balance as of December 31, 2000 follows:

         Notes receivable                          $2,160,000
         Accrued interest receivable                  551,978
                                                   ----------
                                                    2,711,978

         Less allowance                             2,711,708
                                                   ----------
                                                   $      270
                                                   ==========

         The interest earned on the notes receivable has been recorded as an increase in stockholders' equity rather than included in operations, because the transaction giving rise to the notes was an equity transaction.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 6.  ACQUISITION


             In August 1999, the Company acquired selected property and equipment, outstanding sales agreements, and goodwill from a customer, Genco, Inc. for a total of $584,838. The purchase price was allocated as follows:

             Property and equipment              $126,191
             Goodwill                             458,647
                                                 --------
                                                 $584,838
                                                 --------

              The selected property and equipment is being depreciated over the useful lives, 3 - 5 years. Goodwill is being amortized over three years. Depreciation and amortization on these assets were $11,410 and $50,961, respectively, for the year ended December 31, 1999, and $34,229 and $152,882 respectively, for the year ended December 31,2000.

             In June 2000, the Company announced that it was no longer actively marketing its Genco generator-cover product line due to the fact that factory floor space was needed to produce its proprietary products. At December 31, 2000, the Company expensed the remaining unamortized goodwill of $254,803 which is included as a separately stated item in the accompanying consolidated statements of operations.

NOTE 7.  INVENTORIES

             Raw materials                                   $182,955
             Work-in-process                                   98,344
             Finished goods                                   500,419
                                                             --------
                                                             $781,718
                                                             --------

NOTE 8.  PROPERTY, PLANT AND EQUIPMENT

                                          Estimated Useful
                                           Lives (Years)
                                           -------------

             Land                              --             $  103,860
             Building and improvements          30             1,291,720
             Machinery and equipment           5-7             3,622,484
             Vehicles                          3-5                40,303
             Tools                             3-5                28,064
             Construction-in-progress          --                 75,034
                                                              ----------
                                                               5,161,465

             Less accumulated depreciation                     1,968,422
                                                              ----------
                                                              $3,193,043
                                                              ==========

         Depreciation expense for the years ended December 31, 2000 and 1999 was $264,608 and $246,948, respectively.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 9.  OBLIGATIONS UNDER CAPITAL LEASES

         In October 2000, the Company entered into an obligation under a capital lease for approximately $276,000 for the purchase of equipment, which has a term extending through 2005, and which provided for an implicit interest rate of approximately 11.5%.

         The future minimum lease payments under this capital lease, including interest payments as of December 31, 2000 are as follows:

          Year ending December 31,

            2001                                $ 68,614
            2002                                  68,614
            2003                                  68,614
            2004                                  68,614
            2005                                  22,870
                                                --------
          Total minimum lease payments           297,326
          Less amount representing interest       52,947
                                                --------
                                                 244,379

          Less current portion                    40,414
                                                --------
                                                $203,965
                                                ========

NOTE 10. PROFIT SHARING PLAN

         The Company has a 401(k) Profit Sharing Plan covering all non-leased employees who meet minimum length of service and age requirements. Employer contributions are made at the discretion of management, and were $ 0 and $75,000, for 2000 and 1999, respectively. Employees are vested for purposes of the contribution as follows:

          Years of Service                               Percentage
          ----------------                               ----------

               Less than 1                                   0%
                   1-2                                      20
                   2-3                                      40
                   3-4                                      60
                   4-5                                      80
                5 or more                                  100


NOTE 11. INCOME TAXES

         The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 is an asset and liability approach for computing deferred income taxes.

         The provision for income taxes is computed on a consolidated return basis.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 11. INCOME TAXES (Continued)

         A reconciliation of income taxes computed at the statutory federal rate to income tax expense (benefit) is as follows:

                                                                    2000               1999
                                                                    ----               ----

          Tax provision at the statutory rate of 34%            $ (691,000)         $(445,000)
          State income taxes, net of federal income tax            (62,000)           (15,000)
          Net operating loss carryforward adjustment              (313,000)                --
          Provisions for uncollectible amounts                     137,000                 --
          Exercise of stock options and warrants                   (61,000)                --
          Change in valuation allowance                            908,000            325,000
          Stock options not exercised                               82,000             66,000
                                                                ----------         ----------
                                                                $       --         $  (69,000)
                                                                ==========         ==========

         As of December 31, 2000, the Company had consolidated net operating loss carryforwards for federal income tax reporting purposes amounting to approximately $4,414,000, which expire in varying amounts to the year 2020.

         The Company has not recognized any benefit of such net operating loss carryforwards in the accompanying consolidated financial statements in accordance with the provisions of SFAS No. 109 as the realization of this deferred tax benefit is not considered more likely than not. A 100% valuation allowance has been recognized to offset the entire effect of the Company's net deferred tax asset. The Company's net deferred tax asset position is composed primarily of the Company's net operating loss carryforwards.

         The components of the deferred tax asset at December 31, 2000 were as follows:

             Net operating loss carryforward                     $ 1,633,000
             Allowance for collectibility                            157,000
             Depreciation and amortization                          (165,000)
             Less valuation allowance                            $(1,625,000)
                                                                 -----------
             Net deferred tax asset                              $        --
                                                                 ============

         In accordance with certain provisions of the Tax Reform Act of 1986, a change in ownership of greater than 50% of a corporation within a three year period will place an annual limitation on the corporation's ability to utilize its existing tax benefit carryforwards. The Company's utilization of its tax benefit carryforwards may be restricted in the event of possible future changes in the ownership of the Company from the exercise of warrants or other future issuances of common stock.

         The Company's federal and state income tax returns have not been examined by responsible taxing authorities for the past several years. The final determination of the amount and timing of currently payable income taxes is therefore subject to possible examination of these unexamined years by such responsible taxing authorities.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 12. PREFERRED STOCK

         During November, 1998, the Company completed a $5,000,000 private placement of 50,000 shares of its Series A 10% Senior Convertible Preferred Stock, par value of $.001 per share, at $100.00 per share. The costs associated with the completion of the private placement, $737,820, have been recorded as a reduction of additional paid-in capital. Additionally, the placement agent received warrants to purchase 100,000 shares of common stock at $25.00 per share, which expire October 14, 2003. The Series A Preferred are valued at $100.00 per share ("liquidation value"), and, if converted, the Series A Preferred could be converted into common shares (See Note 1) at the price per share equal to the then applicable Conversion Price. This conversion feature resulted in a discount between the market value of the common shares that would be issued if the conversion option were exercised, and the liquidation value of the preferred shares surrendered upon that conversion. The resulting dividend has been amortized over the period up to the date that exercise of the conversion feature was first possible. As a result, $781,250 of the total $1,250,000 dividend was recognized in 1998; the balance was recognized in 1999.

         During 1999, preferred stockholders owning 39,400 shares of preferred stock elected to convert those shares, including cumulative dividends of $191,436, into shares of Company common stock. The conversion price, which varied based upon date of conversion, ranged from $5.10 to $15.03. As a result of these conversions, the Company issued 289,981 shares of common stock.

         The preferred stockholders representing the remaining 10,600 preferred shares elected to convert those shares, including cumulative dividends of $136,515, in 2000. The conversion price, which varied based upon date of conversion, ranged from $5.47 to $5.49. These conversions resulted in the issuance of 215,534 shares of common stock.

NOTE 13. COMMON STOCK

         Equity Financing

             On May 2, 2000, the Company entered into a Stock Purchase Agreement (the "Agreement") with an investor to provide for the issuance of up to $15,000,000 of Company common stock in exchange for cash payments in monthly allotments of up to $1,150,000 with an initial allotment of $2,250,000. The sales price will be the lowest three day average bid price during the twenty-two days preceding the sales, less a discount of 8%.

             The Company will pay a 1% fee on the total at the initial purchase. In addition, there will be a 1% fee on each sale. The Company will pay all legal fees in excess of $10,000 and due diligence fees not to exceed $15,000.

             On May 2, 2000, the Company sold 406,280 shares of Company common stock under the Agreement. The Company received gross proceeds of $1,900,000 and paid $366,115 in fees for net proceeds totaling $1,533,885. Also on May 2, 2000, pursuant to the Agreement, the Company issued to the investor an incentive warrant to purchase up to 128,000 shares of Company common stock at an exercise price of $7.0149 which expires May 2, 2005.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 13. COMMON STOCK (Continued)

         Issuance of Common Stock for Services

             In January, 1999, the Company issued 9,000 shares of common stock to certain employees as an incentive for services rendered. This resulted in a charge to compensation expense of approximately $180,000 in 1999.

             In July 2000, the Company entered into an agreement with an unrelated individual for the purchase of a domain name. In July 2000, in accordance with the agreement, the Company issued 2,420 shares of Company common stock to this individual. In December 2000, the Company canceled the agreement in accordance with its terms.

NOTE 14. STOCK-BASED COMPENSATION

         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options and warrants, if any, is measured as the excess of the estimated market price of the Company's common stock at the date of grant, over the amount the recipient must pay to acquire the common stock.

         Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

         Stock Option Plan

             On January 10, 2000, the Board of Directors of the Company ("Board") authorized the 2000 Employee Stock Option Plan ("Stock Option Plan") for those employees, consultants, and advisors (the "Participants") of the Company who, in the judgment of the Company are or will become responsible for the direction and financial success of the Company. The adoption of the Stock Option Plan was ratified by the stockholders on June 29, 2000. The purpose of the Stock Option Plan is to provide the Participants with an increased incentive to make significant contributions to the long-term performance and growth of the Company. The Board authorized that 500,000 employee options and 300,000 board of director options be subject to this plan.

             On January 10, 2000, the Company granted 515,000 employee options and 340,000 board of director options with an exercise price of $5.67 (market price of underlying stock at time of grant) with a life of five years. Subsequent to the grant, 10,000 options were returned to the Company when the employee separated employment. In 2000, a former director exercised 60,000 options in a cashless transaction for the difference in the exercise price of $5.67 and the closing price of $8.00 on date of exercise, receiving 17,475 shares of common stock.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 14. STOCK-BASED COMPENSATION (Continued)

         Warrants

             On January 1, 1999, the Company had outstanding 570,000 warrants to purchase Company common stock at $8.00.

             During 1999, the Company issued 750,000 warrants to employees and officers/directors to purchase Company common stock for $22 per share. Also during 1999, the Company issued 60,000 warrants to outside directors to purchase Company common stock for $25 per share, 115,000 warrants in connection with services provided to the Company with exercise prices ranging from $6.375 to $28.875 and 329,000 warrants in connection with equity transactions with exercise prices of $11.00 and $23.00.

             During 1999, warrants to purchase a total of 516,625 shares of Company common stock were exercised, 246,625 for a total of $1,973,000 in cash and 270,000 in exchange for three notes receivable (see Note 5).

             As of December 31, 1999, the Company has remaining outstanding 1,307,375 warrants to purchase common stock at exercise prices ranging from $6.375 to $28.875, 843,375 of which warrants are outstanding to officer/directors.

             The granting of the 1999 warrants to consultants resulted in a charge to consulting fees in the amount of $436,000 representing the fair value of the 115,000 warrants issued. The warrants issued in connection with the conversion of preferred stock and the negotiation of the sale of common stock (see Notes 12 and 13), which have a fair value of $3,269,000 represent an increase and a decrease to additional paid-in capital and have been offset in the accompanying consolidated financial statements.

             During 2000, the Company issued 1,595,739 warrants to employees and officers/directors to purchase common stock with exercise prices ranging from $2.25 to $10.00. Also during 2000, the Company issued 855,363 warrants in connection with services provided to the Company with exercise prices ranging from $2.25 to $10 and 161,860 warrants in connection with equity transactions with exercise prices of $5.61 and $7.01.

             Also, during 2000, warrants to purchase a total of 5,000 shares of common stock were exercised at $8.00 per share.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 14. STOCK-BASED COMPENSATION (Continued)

         Warrants (Continued)

             The granting of the warrants in 2000 to consultants resulted in a charge to consulting fees in the amount of approximately $221,000 representing the fair value of the 855,363 warrants issued. The 161,860 warrants issued in connection with the negotiation of the sale of common stock, (see Note 13), which have a fair value of $144,772, were recorded as an increase and a decrease to additional paid-in capital and have been offset in the accompanying consolidated financial statements.

         Fair Value Disclosures

             Had compensation cost for the 2,450,739 options and warrants issued in 2000 to employees, officers and directors been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's net loss and loss per share would have been as follows:

                                                                2000             1999
                                                                ----             ----
             Net Loss:
                As reported                                 $(2,033,793)    $ (1,677,583)
                                                            ===========     ============
                Pro forma                                   $(3,265,607)    $(11,457,583)
                                                            ===========     ============

             Loss Per Share:
                Basic:
                   As reported                            $         (.45)  $        (.65)
                                                          =============    =============

                   Pro forma                              $         (.72)  $       (3.23)
                                                           =============   =============


             The Company used the Black-Scholes option pricing model to determine the fair value of grants made in 2000 and 1999. The following assumptions were applied in determining the pro forma compensation cost:

                                                                2000             1999
                                                                ----             ----

             Risk Free Interest Rate                           5.5%               6.0%

             Expected Dividend Yield                             -                 -

             Expected Option Life                           1 1/2- 2 1/2years   5 years

             Expected Stock Price Volatility                 85% to 119%           85%



Changes in outstanding options and warrants for common stock are as follows:




                                                      2000                               1999
                                                      ----                               ----
                                                     Range of                          Range of
                                        2000       Exercise Price       1999          Exercise Price
                                        ----       --------------       ----          --------------
Outstanding at beginning of year     1,307,375    $7.20 to $25.00    $  570,000         $8.00
Options and warrants granted         3,467,962    $2.25 to $10.00     1,254,000     $7.20 to $25.00
Options and warrants exercised         (65,000)   $5.67 to $8.00       (516,625)        $8.00
Options and warrants expired           (10,000)       $5.67                  --         $  --
Outstanding at end of year           4,700,337    $2.25 to $10.00     1,307,375     $7.20 to $25.00
Exercisable at end of year           4,700,337                        1,307,375

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 14. STOCK-BASED COMPENSATION (Continued)

         Warrants (Continued)

             The following table summarizes information about outstanding options at December 31, 2000





                 Options Outstanding                               Options Exercisable
     -------------------------------------------       -----------------------------------------
                         Number        Weighted                       Number           Weighted
                       Outstanding     Average         Weighted      Exercisable       Average
     Range of              at         Remaining        Average           at            Remaining
     Exercise         December 31,   Contractual      Exercise       December 31,     Contractual
      Prices              2000           Life          Price           2000              Life
      ------             -----          -----          -----           ----              ----
  $2.25 to $25.00       4,700,337         2.5     $2.25 to $25.00     4,700,337          2.5


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

         Pending Litigation

             Class Action

             The Company has been named as a defendant in litigation which purports to be a class action filing. In this purported class action, the Plaintiff alleges in the Amended Complaint that the defendants participated in a conspiracy to inflate the price of the Company's common stock through market manipulation, making material misrepresentations and omissions, and other wrongful conduct for the purpose of allowing "insiders" to enrich themselves by selling their personal holdings at the inflated price. The Company denies not only any wrongdoing, but most of the material factual allegations as well and intends to vigorously defend this case. The recently filed Amended Complaint and preliminary investigations of facts appear to support the Company's position. However, no discovery has yet occurred nor has there been any information as to the position being taken by various co-defendants. The Company believes the allegations are baseless, and that it has no material exposure with respect to the matter, and intends to defend its position vigorously.

             Joint Venture

             In a separate matter, on January 26, 2000, the Company entered into a Joint Venture Agreement. The Joint Venture was organized for the purpose of entering into the business of developing and marketing an e-based value added distributor of communications equipment.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         Pending Litigation (Continued)

             Joint Venture (Continued)

             Pursuant to the Joint Venture agreement, the Company was obligated to provide the following in exchange for a 76% ownership interest in the Joint Venture, AATK.com, LLC.

             o Provide $395,000 of cash to fund operating costs within the first sixty days.

             o Issue 135,000 shares of Company common stock to Vulcan Microsystems, Inc. ("Vulcan") upon successful alpha testing.

             o Guarantee any contracts or obligations for ongoing commitments in connection with technology or management, not to exceed $25,000 per month.

             o Issue to Vulcan 1,000,000 three-year warrants to purchase Company common stock at $25 per share upon acceptance of the alpha site.

             o Immediately following the Joint Venture agreement, the Company entered into a twelve-month technology consulting agreement with two principals of Vulcan, whereby they received warrants to purchase 200,000 shares of Company common stock. These warrants are exercisable for cash only, at an exercise price of $10 per share for the first 180 days and an exercise price of $15 for the remainder of the one-year life, up to January 26, 2001.

             Vulcan had the right to convert its 19% interest in the Joint Venture into Company common stock at any time through January 2005.

             Very soon after the joint venture agreement was reached, the relationship with Vulcan deteriorated. As a result, the joint venture was terminated and litigation resulted.

             On August 6, 2000, Vulcan filed an action against the Company. The allegations of the complaint concern alleged pre-contractual negotiations and alleged misrepresentations made on behalf of the Company. The complaint seeks damages for breach of contract, fraud, negligent misrepresentations, conversion, breach of fiduciary duty and unjust enrichment.

             The Company filed a counterclaim against Vulcan and its principals seeking damages for fraud, breach of fiduciary duty, conversion, and an accounting. The Company believes that Vulcan and its principals misappropriated a significant portion, if not the entire amount of the initial $200,000 the Company funded into the joint venture.

             To date, discovery requests have been exchanged, but no depositions have been taken and the case has not yet been scheduled for trial. The Company intends to vigorously defend the action and to prosecute the counterclaim. However, neither management, nor legal counsel can predict, with any degree of certainty, the outcome of the case.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         Pending Litigation (Continued)

             Joint Venture (Continued)

                In connection with this joint venture, the Company guaranteed two equipment leases entered into by Vulcan. These leases, which are for a term of thirty six months, require monthly payments totaling approximately $8,500. The equipment, to the best of the Company's knowledge, is in the possession of Vulcan, which has been making the monthly lease payments.

         Major Customers

             The Company has two customers which purchased products that represented approximately 29% of sales for the year ended December 31, 2000.

                                             2000
                                             ----

             Customer A                     $906,812
             Customer B                     $601,330

             For the year ended December 31, 1999 the Company had two customers that represented 25% of sales.


         Major Vendors

             The Company purchases sheet metal and related products from a vendor that represented approximately 43% and 53% of purchases for 2000 and 1999, respectively.

         Employment Contracts

             The Company had entered into employment agreements with two members of management of Omega. These agreements were for a term of two years commencing in November 1998. The agreements provided, among other things, for total annual compensation of $250,000 plus profit participation equal to 10% of the net profits of Omega, as defined, in excess of $1,200,000 annually. Both contracts expired in November 2000 and have not been renewed.

         Former Consultant

             On March 17, 1999, a formal settlement agreement was reached relating to certain litigation with a former officer/stockholder of the Company in connection with a modified consulting agreement with the Company. Under this settlement, the consulting agreement dated August 28, 1997 was amended to provide, among other things, that the former officer/stockholder was not required to provide any consulting services and the Company was not required to compensate the former officer/stockholder. The consulting agreement, as amended, provided for, among other things, a term of five years, and additional compensation in the form of an option to purchase 40,000 shares of common stock on the last day of each year of the consulting term, exercisable for three years from date of issue, at an exercise price of 125% of the closing price of the common stock on the date of issue. In addition, under the terms of the settlement agreement, the former officer/stockholder was granted a warrant to purchase 15,000 shares of common stock at an exercise price of $28.875 per share, exercisable on or before March 11, 2004.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         Contracts With Distributors

             During 1997, the Company entered into Distributor Agreements with seven distributors. The agreements set forth terms whereby the distributors may purchase products from the Company for resale to their customers within the U.S. and Canada and Mexico when the Company releases its products for sale in those countries. During 1999, the Company entered into additional Distributor Agreements with five distributors. During 2000, an additional six Distributor Agreements were added for a total of eighteen as of December 31, 2000. The prices for the products covered by the agreements are based upon the intention of the distributors to purchase a minimum number of units as specified in the agreements. Revenue is recorded at such time as the units are shipped to the distributors. The agreements are for a term of one year and are automatically renewed each year thereafter unless terminated by either party, and contain, among other things, a warranty effective for one year after the date of sale.

         Co-Marketing Alliance Agreement

             On August 3, 1999, the Company entered into a Co-Marketing Alliance Agreement with a leading manufacturer of modular office furniture systems ("Manufacturer"). The companies jointly promote the use of products in Herman Miller Ethospace products.

             The agreement is for a term of two years, commencing June 1, 1999, and is to be automatically renewed unless terminated by either party. In conjunction with this agreement, the Company agreed to pay the manufacturer an alliance fee equal to 5% of qualifying net sales, as defined.

             If, during the period of this agreement, the Company proposes to enter into any agreement or transaction which will result in a change in control of the Company, as defined, the Company shall give the Manufacturer the right to enter into such transaction on the same terms, but for a consideration equal to or higher than the proposed transaction.

         Lease Commitments

             The Company subleases certain office/warehouse space in Lake Mary, Florida. The lease provides for monthly rent of approximately $10,200 and expires May 30, 2003.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         Lease Commitments (Continued)

             Future minimum operating lease commitments are approximately as follows:

              Year ending December 31:

                 2001                                             $131,000
                 2002                                              137,000
                 2003                                               58,000
                                                                  --------
                                                                  $326,000

             Rent charged to operations amounted to approximately $111,000 in 2000 and $121,000 in 1999.

         Consulting Agreement

             On May 26, 2000, the Company entered into a consulting agreement which was amended on February 1, 2001. The agreement, as amended, provides for the consultant to render investment banking advice to the Company through February 1, 2002. The consultant is to receive
             (i) $5,000 per month, (ii) 300,000 warrants to purchase Company common stock at exercise prices as follows:

                           100,000 at $4.75 per share
                           100,000 at $6.00 per share
                           100,000 at $10.00 per share

             and (iii) 400,000 warrants to purchase Company stock for $2.25 per share.


NOTE 16. NET LOSS PER COMMON SHARE

         The Company computes earnings (loss) per common share in accordance with the provisions of Statement of Financial Accounting Standards
         (SFAS) No. 128, "Earnings per Share" which requires the presentation of both basic and diluted earnings (loss) per share.

         Basic net loss per common share has been computed based upon the weighted average number of shares of common stock outstanding during the periods. The number of shares used in the computation were 4,540,847 and 3,638,983 for the years ended December 31, 2000 and 1999, respectively. The 1999 net loss per share has been restated to reflect a correction of the preferred stock dividend. Diluted net loss per common share, assuming exercising of the options and warrants granted and convertible preferred stock, is not presented as the effect of conversion is anti-dilutive.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 16. NET LOSS PER COMMON SHARE (Continued)

                                                                 2000            1999
                                                                 ----            ----
                                                                              (Restated)
         Net Loss                                           $(2,033,793)     $(1,677,583)
         Cumulative Preferred Stock Dividend                    (14,631)        (209,153)
         Beneficial Conversion Preferred Stock Dividend            --           (468,750)
                                                            -----------      -----------
         Net Loss Allocated to Common Stockholders          $(2,048,424)     $(2,355,486)
                                                            ===========      ===========


NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value. These instruments include cash and cash equivalents, accounts receivable, notes receivable, line of credit and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

NOTE 18. SEGMENT INFORMATION

         The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in 1998 which changes the way the Company reports information about its operating segments.

         The Company has two reportable segments, zone cabling products and formed metal products. As discussed in Note 1, the Company markets zone cabling products which are manufactured by Omega, a wholly-owned subsidiary. Omega manufactures formed metal products of varying designs for customers, including the Company.

                                                            2000                                     1999
                                           ----------------------------------------  --------------------------------------
                                               Zone        Formed                       Zone       Formed
                                             Cabling        Metal                      Cabling      Metal
                                             Products     Products       Total         Products    Products      Total
                                             --------     --------       -----         --------    --------      -----

         Revenue from external customers    $1,855,889   $3,415,564    $5,271,453     $1,364,842   $3,882,841  $5,247,683
         Intersegment revenue                   79,808      580,278       660,086              -      580,787     580,787
         Investment revenue                     72,945            -        72,945        250,822            -     250,822
         Interest expense                        1,963            -         1,963         18,594            -      18,594
         Depreciation and amortization         259,196      163,965       423,161         95,324      203,840     299,164
         Income tax expense (credit)                 -            -             -              -            -           -
         Segment profit (loss)              (2,655,803)     622,010    (2,033,793)    (2,304,854)     558,271  (1,746,583)
         Segment assets                     $3,252,035   $2,681,327    $5,933,362     $4,148,925   $2,649,687  $6,798,612

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 19. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                2000             1999
                                                                ----             ----
Cash paid during the year for:

   Interest                                                $        1,963     $   19,260
                                                           ==============     ==========

Non-Cash Investing and Financing Activities:
   Equipment acquired through capital lease                $      244,379     $     --
                                                           ==============     ==========
   Note receivable for loan of 197,600 shares
      treasury stock, at cost                              $    1,205,599     $     --
                                                           ==============     ==========
   Purchase of Genco assets                                $                  $  443,256
                                                           ==============     ==========
                                                                              ----------
   Conversion of 10,600 and 39,400 shares of preferred
      stock to common (see Note 12)                        $    1,060,000     $3,940,000
                                                           ==============     ==========
   Exercise of 270,000 warrants in exchange for notes
      receivable (see Note 5)                              $         --       $2,160,000
                                                           ==============     ==========

   Cashless exercise of 60,000 warrants                    $           17     $     --
                                                           ==============     ==========
   Common stock in exchange for domain name                $       10,000     $     --
                                                           ==============     ==========


NOTE 20. SUBSEQUENT EVENTS

         Management and Option to Purchase Agreement

             On March 27, 2001, the Company entered into a Management and Option to Purchase Agreement ("Agreement") relating to its wholly-owned subsidiary Zonecabling.com, Inc. with a stockholder and former director/officer of the Company ("Executive"), to manage the Business-to-Business e-commerce site with an option to purchase the subsidiary.

             For services provided under the Agreement, the Executive shall receive 213,333 options to purchase the common stock of the Company at an exercise price of $2.25. These warrants, issued upon execution of the Agreement, shall expire on December 31, 2002. In addition, the Company agrees to pay to the Executive 25% of the net profits of Zonecabling.com, Inc. for years 2000 and 2001, the term of the Agreement, or until the Executive exercises his option to purchase Zonecabling.com, Inc.

             In accordance with the Agreement, at any time up to, including, or before December 31, 2002, the Executive shall have the right to purchase all the outstanding common stock of Zonecabling.com, Inc. from the Company for the sum of $500,000, at which time all rights and duties of the Corporation pursuant to Zonecabling.com shall be assigned and delegated to the Executive as his own. In any event, when the common stock price of the Company reaches $6.75 per share, a mandatory conversion of the Executive's warrants into common stock shall occur and he will be required to purchase Zonecabling.com for $500,000 (see Note 3). If mandatory conversion occurs prior to May 12, 2001, the $500,000 purchase price and $200,000 owed the Company immediately will be placed in escrow with a closing date to be set on or after May 12, 2001.

             The term of the Executive's employment shall continue through the earlier of the Executive exercising his option to purchase Zonecabling.com, Inc., or December 31, 2002. The employment of the Executive may be terminated at any time by mutual agreement of both parties with 30 days notice or by action of the Board of Directors in the event of defaults, as defined.

         Consulting Agreement

             On March 15, 2001, the Company entered into an agreement to retain the services of a consultant for a period of six months to provide the Company with general investment banking advice. In exchange for its services, the consultant received a fee of $10,000 and 200,000 warrants to purchase the common stock of the Company. The exercise price of the warrants is at 20% above the average closing price of the Company's common stock on the sixty trading days preceding the execution of the agreement, as reported by the Nasdaq Stock Exchange ($1.65 per share). The warrants, which shall be issued within thirty days of the execution of the agreement, shall expire five years after their date of issue.

NOTE 21. SIGNIFICANT FOURTH QUARTER ADJUSTMENTS

                                                                   2000                  1999
                                                                   ----                  ----

           Unadjusted net loss                                  $1,154,152              $281,000
                                                                ----------           -----------

           Record stock-based compensation                         221,365              616,000

           Allowance for uncollectible promissory note             361,562                   --

           Write off goodwill                                      254,803                   --

           Other adjustments                                        41,911              141,000

           Expense abandoned project development costs                  --              352,000

           Reclassify interest on stock subscription to equity          --              120,000

           Deferred tax benefit                                         --              (69,000)

           Reverse demo units/samples included in sales                 --               52,000

           Allowance for bad debts                                      --               61,000

           Amortization of goodwill                                     --               51,000

           Correct cost of sales                                        --               73,000
                                                                ----------           ----------
           Total 4th quarter adjustments                           879,641            1,397,000
                                                                ----------           ----------
           Adjusted net loss                                    $2,033,793           $1,678,000
                                                                ==========           ==========

--------------------------------------------------------------------------------

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company.

--------------------------------------------------------------------------------

This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell or a solicitation of any offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date. Notwithstanding the foregoing, the Company has undertaken to amend this Prospectus in the event of any fundamental changes in the affairs of the Company.


TABLE OF CONTENTS
Prospectus Summary ..........................................................1
Risk Factors ................................................................1
Use of Proceeds .............................................................2
Market for Securities........................................................2
Recent Financing.............................................................2
Dividend Policy..............................................................2
Management's Discussion and
Analysis of Results of Operation
and Financial Condition......................................................3
Business ....................................................................7
Management ..................................................................15
Indemnification .............................................................17
Certain Relationships and Related Transactions ..............................18
Security Ownership of Certain Beneficial
Owners and Management .......................................................19
Description of Securities ...................................................20
Selling Shareholder..........................................................21
Plan of Distribution/Selling Security Holders ...............................22
Legal Matters ...............................................................23
Experts .....................................................................23
Additional Information ......................................................24
Index to Financial Statements ...............................................F-1

UNTIL ____________, 2002 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION DESCRIBED HEREIN, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS WITH RESPECT TO THE OFFERING HEREIN. AMERICAN ACCESS
TECHNOLOGIES, INC.



--------------------------------------------------------------------------------

PROSPECTUS

--------------------------------------------------------------------------------

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of directors and officers.

         Reference is hereby made to the provisions of Section 607.0850 of the Florida Business Corporation Act which provides for indemnification of directors and officers under certain circumstances.

         Reference is hereby made to Article IV of Registrant's Amended and Restated Articles of Incorporation which is hereby incorporated by reference.

 Item 25. Other expenses of issuance and distribution

            The following table sets forth the expenses in connection with the issuance and distribution of the securities offered hereby:

         ------------------------------------------------------- ---------------
         Registration Fee                                        $    452.58
         ------------------------------------------------------- ---------------
         Estimated Printing Expenses                             $ 2,500.00
         ------------------------------------------------------- ---------------
         Estimated Legal Fees and Expenses                       $ 2,500.00
         ------------------------------------------------------- ---------------
         Estimated Accounting Fees and Expenses                  $ 2,500.00
         ------------------------------------------------------- ---------------
         Estimated Blue Sky Fees and Expenses                    $ 1,000.00
         ------------------------------------------------------- ---------------
         Estimated Transfer Agent Fees and Expenses              $  -0-
         ------------------------------------------------------- ---------------
         Estimated Misc.                                         $  3 ,000.00
         ------------------------------------------------------- ---------------
         Total                                                   $11,964.33
         ------------------------------------------------------- ---------------

--------------------------------------------------------------------------------

Item 26. Recent sales of unregistered securities.

            The following provides information of all sales of securities that were not registered under the Securities Act of 1933 during the last three years.

            On November 11, 1998 the company completed purchase of all the issued common stock of Omega Metals, Inc. from two persons. The company utilizes Omega Metals, Inc. as its source of most of its manufactured products. The transaction included an exchange of 226,470 restricted common stock shares being issued, pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933.

            During October-December 1998, the Company issued 50,000 shares of 10% Series A Senior Convertible Preferred Stock with net proceeds of approximately $4,262,180. The securities underlying the Preferred shares were registered on April 6, 1999, File No. 333-68791 under Rule 424(e). As of April 31, 2000, all preferred shares have been converted into common stock.

            On July 15, 1999 the company issued 750,000 stock purchase warrants to officers of the company. The warrants are exercisable at $22 per share and expire July 1, 2004. Also on July 15, the Company issued 104,000 warrants exercisable for common stock at $23 per share, and issued in conjunction with a settlement negotiated with holders of Preferred shares pursuant to a transaction by the Company. 100,000 warrants at $25 per share that had been issued to Merrill Weber & Co., for its involvement in the private placement for preferred shareholders, were repriced to $23 for assisting in negotiations in the above matter. These warrants expire June 3, 2004. Also on July 15, the Board authorized 85,000 warrants at an exercise price of $25, to be awarded to outside directors and investment bankers and to expire July 1, 2004.

            On August 26, 1999 the Company authorized 22,163 shares of common stock be issued from the Treasury in payment to Andrew Bodenheimer for the Company's acquisition of the assets of Genco, Inc., a generator enclosure manufacturer. pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933.

            The Company on September 8, 1999 issued 100,000 $11 warrants to purchase common stock to investment bankers M.S. Farrell & Co., and which expire September 8, 2004.

            Gunn Allen Financial was issued 100,000 three-year warrants on November 15, 1999. The exercise prices are 5,000 shares at $6.375; 15,000 shares at $7.20 per share; 50,000 shares at 9.50 per share; and 30,000 shares at $11.25 per share. Additionally, in July 2001, Gunn Allen was issued 150,000 warrants with an exercise price of 1.25. The stock underlying the warrants issued in this individually negotiated agreement with Gunn Allen is exempt from registration pursuant to Section 42 of the Securities Act of 1933, and was not issued using general advertising or solicitation. Gunn Allen was given full access to our books and records. The certificates contain a restricted legend and cannot be transferred under this exemption from registration.

            On January 10, 2000, the company authorized a directors' stock option plan and an employees' stock option plan. Shares under the plan are calculated at the closing price on that day, which was $5.67. The employee plan includes 500,000 shares to be dispensed by the Compensation Committee. The directors' plan includes 300,000 set aside to award directors 50,000 each year plus 10,000 for chairing a Board committee and 5,000 for serving on a committee. In 2000, 340,000 options were awarded to directors. Both plans were approved by shareholders on June 29, 2000. The options are subject to a vesting schedule and can be exercised in a cashless transaction. Director Oscar de la Guardia exercised 60,000 options pursuant to the terms of the plan. Additionally, 400,000 warrants to purchase the common stock were issued at $8.00 to four officers, exercisable for cash by surrendering the warrant certificate with payment, or through a registered broker dealer that handles such transactions.

            On January 26, 2000 the company issued 200,000 warrants to purchase common stock to Erik Gray and Bill Wetmore, as consultants in connection with the services related to assessing the company's e-business opportunities. The warrants were exercisable at $10 per share up to and including 180 days from issuance and thereafter at $15 per share until they expired unexercised one year from the date of issuance, January 26, 2001.

            On April 10, 2000, the Company issued 30,000 warrants to purchase shares of the common stock at $8.00 per share to John Paul Ganly, pursuant to a business consulting agreement. The warrants expire five years from the date of issue.

            On May 2, 2000, the Company entered into a Stock Purchase Agreement with Crescent International Ltd We issued 406,278 shares of common stock for $1,900,000 and two (2) warrants to purchase common stock purchase pursuant to Rule 506 of Regulation D under the Securities Act of 1933.

            On May 26, 2000 the Company renewed its agreement for investment banking services with M.S. Farrell & Co., agreeing to issue 300,000 warrants to purchase the company's common stock at exercise prices of $4.75, $ 6.00 and $10.00. The term of the warrants is five years. The stock underlying the warrants issued in this individually negotiated agreement is exempt from registration pursuant to Section 42 of the Securities Act of 1933, and is not being issued using general advertising or solicitation. M.S. Farrell was given full access to our books and records. The certificates contain a restricted legend and cannot be transferred under this exemption from registration.

            On June 9, 2000 the Company completed a transaction for the acquisition of the domain name "Zonecabling.com" and issued as partial payment 2,421 shares of common stock issued from the Treasury to Tom Swihart. The shares are restricted under Rule 144, and exempted from registration under Section 4(2) of the Securities Act of 1933

            On December 5, 2000 the Company issued to employees and consultants 1,651,102 warrants to purchase shares of common stock at $2.25, which is 120 percent of the closing stock price as reported by Nasdaq the previous day. The warrants expire 5 years from date of issue. The warrants are exercisable for cash only by submitting payment to the Company upon exercise, or through a registered broker dealer that handles such transactions. On January 18, 2001 the Company issued from the Treasury 1,500 shares of common stock, at $6.19 per share, pursuant to a business consulting arrangement with Bert A. Bodenheimer, which was completed September 4, 2000. The shares are exempted from registration under Section 4(2) of the Securities Act of 1933 but are to be registered on an S-8 registration form at a later date

            On March 15, 2001, the Company entered into an agreement for investment banking services with Kirlin Securities. As part of the agreement, Kirlin was issued 200,000 warrants to purchase the Company's common stock with an exercise price of $1.65. Additionally, Kirlin will be paid 15,000 shares of restricted stock and will continue to serve as investment banker for one year, paid at the equivalent of $5,000 in shares of common stock each month, calculated quarterly, paid in advance. The stock underlying the individually negotiated agreement with Kirlin is exempt from registration pursuant to Section 42 of the Securities Act of 1933, and was not issued using general advertising or solicitation. Kirlin was given full access to our books and records. The certificates contain a restricted legend and cannot be transferred under this exemption from registration.

            On April 9, 2001 the Company entered into Employment Agreements with three key management personnel, John E. Presley, Erik Wiisanen, and Joseph McGuire. Messrs. Presley and Wiisanen were each issued 332, 685 options to purchase the Company's common stock at an option price of $2.25. Mr. McGuire was issued 100,000 options at the same price.

            On August 15, 2001, the Board of Directors caused to be issued stock purchase warrants to key employees, officers and directors. The 2000 Stock Option Plans were amended by shareholders at the Company's Dec. 21, 2001 Annual meeting. The option price is set at $1.00.

            In October and November 2001, Crescent International Ltd. sold 368,778 shares of American Access common stock purchased in May 2000 in a private placement. The shares were sold pursuant to Rule 144 of the Securities Act of 1933.

            All of such securities were not solicited by advertising or any general solicitation and contain a restrictive legend.

Item 27. Exhibits.

Exhibit No.       Description
-----------       -------------

3.1 Restated Article of Incorporation of the Registrant (Incorporated by reference to Exhibit 3(b) to Amendment No. 1 to Registrant's Registration Statement on Form SB-2 - File No. 333-43589).

3.2 Bylaws of the Registrant (Incorporated by reference to Exhibit 3(b) to Amendment No. 1 to Registrant's Registration Statement on Form SB-2 - File No. 333-43589).

3(e) Articles of Amendment to Articles of Incorporation (Incorporated by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10Q-SB for quarter ended September 30, 1998).

5.1      Opinion of counsel filed with the original SB-2

8.1 Composite Exhibit of Stocking Distributor Agreements with Anixter, Inc. State Electric Supply Company, and DataCom, Inc. (Incorporated by Reference to Exhibit 8.2 to Amendment 1 to Registrant's Registration Statement on Form SB-2 - File No. 333-43589).

8.2 Composite Exhibit of Management Agreements with Vic Murray and Sons, Steve R. Jones, Steven K. Robinson and Nacex, Inc. Inc (Incorporated by Reference to Exhibit 8.5 to Amendment No. 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-43589).

8.3      Consulting Agreement dated August 28, 1997 between Registrant and Steve
         R. Jones. (Incorporated by Reference to Exhibit 8.6 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-43589).

8.4      Management Termination Agreement dated December 9, 1997 between Steven
         K. Robinson and Registrant. (Incorporated by Reference to Exhibit 8.7 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-43589).

8.5      Purchase Agreement dated October 21, 1996 between Registrant and Victor
         E. Murray. (Incorporated by Reference to Exhibit 8.8 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-43589).

8.6      Promissory Note dated December 2, 1996. (Incorporated by Reference to
         Exhibit 8.9 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-43589).

8.7 Agreement and Plan of Reorganization dated November 11, 1998 relating to the acquisition of Omega Metals, Inc. (Incorporated by Reference to Exhibit 2.1 to Registrant's Form 10QSB for the Quarter ended September 30, 1998.)

8.8 Employment Agreements between Omega Metals, Inc. and John Presley and Erik Wiisanen. (Incorporated by Reference to Exhibit 8.12 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-68791).

8.9 Letter of Intent to Purchase additional land from Troy Fornshell and Anna Fornshell. (Incorporated by Reference to Exhibit 8.13 to Amendment 1 to Registrant's Registration Statement of Form SB-2 - File No. 333-68791).

8.10 Consulting Agreement with Erik Gray and Bill Wetmore. (Incorporated by Reference to Form 8-K as filed on February 11, 2000.)

8.11 Joint Venture Letter Agreement with Vulcan Microsystems. (Incorporated by Reference to Form 8-K as filed on February 11, 2000.)

8.12 Employee 2000 Stock Option Plan. (Incorporated by reference to the Company's Proxy Statement filed for the annual 2000 shareholders' meeting.)

8.13 Directors 2000 Stock Option Plan. (Incorporated by reference to the Company's Proxy Statement filed for the annual 2000 shareholders' meeting.)

8.14 Stock Purchase Agreement, dated May 2, 2000 between Registrant and Crescent International, Ltd. ((Incorporated by reference to the Company Form 10-KSB for fiscal year 1999, filed May 16, 2000)

8.15 Early Put Warrant, dated May 2, 2000 between Registrant and Crescent International, Ltd. ((Incorporated by reference to the Company Form 10-KSB for fiscal year 1999, filed May 16, 2000)

8.16 Incentive Warrant, dated May 2, 2000 between Registrant and Crescent International, Ltd. ((Incorporated by reference to the Company Form 10-KSB for fiscal year 1999, filed May 16, 2000)

8.17 Registration Rights Agreement, dated May 2, 2000 between Registrant and Crescent International, Ltd. ((Incorporated by reference to the Company Form 10-KSB for fiscal year 1999, filed May 16, 2000.)

8.18 Proxy Statement for Annual Shareholders Meeting, (Incorporated by Reference filed with the Securities and Exchange Commission on June 10, 2000.)

8.19 Promissory note executed by director and officer-employee Erik Wiisanen. (Incorporated by reference to Form 10Q-SB filed August 15, 2000.)

8.20 Pro Promissory note executed by director and officer-employee John Presley. (Incorporated by reference to Form 10Q-SB filed August 15, 2000.)

8.21 Promissory note executed by director and officer-employee Bobby Story. (Incorporated by reference to Form 10Q-SB filed August 15, 2000.)

8.22 Promissory note executed by Bobby Story for pledge of common stock. (Incorporated by reference to Form 10Q-SB filed August 15, 2000.)

8.23 Articles of Incorporation of subsidiary Zonecabling.com, Inc., filed May 4, 2001 with the Florida Secretary of State. (Incorporated by reference to Form 10K-SB, filed April 2, 2001)

8.24 Management With Option to Purchase Agreement executed March 28, 2001, for the management and future sale of the Company's subsidiary, Zonecabling.com, Inc. (Incorporated by reference to Form 10K-SB, filed April 2, 2001)

8.25 Agreement and Plan of Merger dated April 10, 2001 by and among American Access Technologies, Inc, DataWorld Solutions, Inc., and Dolphin Acquisition Corp. (Incorporated by reference to Form 8-K filed April 20, 2001.)

8.26 Employment Agreement, dated April 9, 2001, with John E. Presley. (Incorporated by reference to Form 8-K filed April 20, 2001.)

8.27 Employment Agreement, dated April 9, 2001, with Erik Wiisanen. (Incorporated by reference to Form 8-K filed April 20, 2001.)

8.28 Employment Agreement, dated April 9, 2001, with Joseph McGuire. (Incorporated by reference to Form 8-K filed April 20, 2001.)

8.29 Plan of Merger with DataWorld Solutions, dated April 10, 2001. (Incorporated by reference to the Company's Form 8-K, filed April 20, 2001.)

23       Consent of counsel is contained in Exhibit 5.1

23.1     Consent of Independent Certified Public Accountants.

Item 28. Undertakings.

            1.) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

o To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

o To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

o To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

o To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         2.) That for the purpose of determining any liability under the Securities Act of 1935, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

         3.) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Lake Mary and State of Florida on May 23, 2001.

AMERICAN ACCESS TECHNOLOGIES, INC.

By /s/ John Presley
--------------------------------------
President/ Principal Executive Officer



         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

---------------------------------------- -------------------------------------- --------------------------------------
Signature                                Title                                  Date
---------------------------------------- -------------------------------------- --------------------------------------
By /s/ John Presley                      President and Director, Principal      January 8, 2002
---------------------------------------  Executive Officer
John Presley
---------------------------------------- -------------------------------------- --------------------------------------
By /s/ Joseph McGuire                     Director, Treasurer, Principal        January 8,  2002
Joseph McGuire                           Accounting Officer
---------------------------------------- -------------------------------------- --------------------------------------
By /s/ William Hadaway                   Director                               January 8, 2002
William Hadaway
---------------------------------------- -------------------------------------- --------------------------------------
By /s/ Erik Wiisanen                     Director                               January 8, 2002
Erik Wiisanen
---------------------------------------- -------------------------------------- --------------------------------------
By/s/ Steven Robinson                    Director                               January 8, 2002
Steven Robinson
---------------------------------------- -------------------------------------- --------------------------------------